Supplement filed pursuant to Rule 253(g)(2)

File No. 024-10738

StartEngine Crowdfunding, Inc.

 This filing consolidates the Company’s Offering Circular with current Supplements thereto, and these documents should be read together.

StartEngine Crowdfunding, Inc.

Supplement filed on March 13, 2018

The company has added an alternative method of payment for its shares. The sections titled “Dilution”, “Plan of Distribution and Selling Shareholders” and “Use of Proceeds to Issuer” are therefore supplemented or amended to read as follows:

DILUTION

This section is supplemented to include the following language both immediately prior to and after the dilution table:

This table does not reflect the impact of the issuance of shares of Common Stock for no cash consideration to attendees of the company’s “ICO 2.0 Summit” as set out in “Plan of Distribution.” The issuance of additional shares for no cash consideration would further dilute investments by investors who pay cash.

PLAN OF DISTRIBUTION AND SELLING SHAREHOLDERS

This section now reads as follows:

Plan of Distribution

StartEngine is offering a maximum of 1,000,000 shares of Common Stock on a “best efforts” basis; up to an additional 100,000 shares may be issued as “bonus shares”.

The minimum investment is $500.

StartEngine is not selling the shares through commissioned sales agents or underwriters. The company will use its existing website, www.startengine.com, to provide information with respect to the offering.

The company is initially offering its securities in all states other than Florida and Nebraska. The company may choose to make the appropriate filings to become an “issuer-dealer” in these states, or to record company officers as agents, in which case it will start to sell in those states. In the event the company makes arrangements with a broker-dealer to sell into these or other states, it will file a Supplement to this Offering Circular.

The company’s Offering Circular will be furnished to prospective investors in this offering via download 24 hours a day, 7 days a week on its startengine.com website.

StartEngine will be offering “bonus shares” (effectively a discount) to certain investors. Certain investors will receive as part of their investment, additional shares for their shares purchased.  Investors who invest at least $2,000 in this offering will receive bonus shares based on the following three tiers:

∙	5% (or 5 additional shares for each 100 shares purchased) for registered users of our technology platforms

∙	8% (or 8 additional shares for each 100 shares purchased) for investors who have previously made an investment using our platforms

∙	10% (or 10 additional shares for each 100 shares purchased) for investors who have made three or more investments on our platforms

Registered users and investments made will be based on those that have registered and/or invested and closed on offerings, as relevant, prior to qualification. Investors will receive the discount related to the highest tier available to them. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

StartEngine will also accept registration and attendance at its “ICO 2.0 Summit” as consideration for the Common Stock. Attendees will receive 30, 40 or 50 shares, depending on the amount they pay to attend the Summit. Receipt of shares is conditional upon successful completion of the subscription procedures set out below and creation of an Ethereum wallet into which the shares can be delivered.

Investors’ Tender of Funds

After the Offering Statement has been qualified by the Securities and Exchange Commission, the company will accept tenders of funds to purchase the shares. The company may close on investments on a “rolling” basis (so not all investors will receive their shares on the same date). The funds tendered by potential investors will be held by Prime Trust, LLC, the escrow agent, and will be transferred to the company upon each closing. The escrow agent will not investigate the desirability or advisability of investment in the shares in this Offering nor will it approve, endorse or pass upon the merits of purchasing those shares. There are no conditions that the company must meet in order to hold a closing. A closing will occur each time the company determines to accept funds. Tendered funds will only be returned to investors in the event we decide to terminate the offering, in which case any money tendered by potential investors that is still held in escrow will be promptly returned by the escrow agent upon our instruction. Upon each closing, funds tendered by investors will be made available to the company for our immediate use.

Process of Subscribing

Prospective investors, who submitted non-binding indications of interest during the “test the waters” period, will receive an automated message from us indicating that the offering is open for investment. You will be required to complete a subscription agreement in order to invest. The subscription agreement can only be completed on our website. The subscription agreement includes a representation by the investor to the effect that, if you are not an “accredited investor” as defined under securities law, you are investing an amount that does not exceed the greater of 10% of your annual income or 10% of your net worth (excluding your principal residence). The subscription agreement must be delivered to us and you may either mail or wire funds for the subscribed amount in accordance with the instructions stated in the subscription agreement. The subscription agreements will be reviewed for completeness by FundAmerica LLC.

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The company has agreed to pay FundAmerica LLC, a technology service provider, a license fee of $2.50 per transaction processed. In addition, the company will pay Prime Trust, LLC (i) $250 for escrow account set up fee, (ii) $25 per month for so long as the Offering is being conducted, but in no event longer than two years ($600 in total fees), (iii) for investments over $2000, $2 per domestic investor (individual) and $5 per domestic investor (entity) for anti-money laundering check (up to $60 for international investors (individuals) and $75 for international investors (entities)), (iv) $3.00 per investor (one-time accounting fee upon receipt of funds), (v) a cash management fee of 1% of funds processed (up to a maximum $2,000) and (vi) any applicable fees for fund transfers (ACH $1, check $10, wire $15 or $35 for international). We intend to engage a registered transfer agent to maintain stockholder information on a book-entry basis.

Selling Shareholders

No securities are being sold for the account of shareholders; all net proceeds of this offering will go to the company.

Additional Perks

In addition to the bonus shares discussed above, the company intends to offer the following incentives for participation in the offering:

●	Invest at least $1,000 to receive a 10% discount on investments on StartEngine during the first 24 hours of a Regulation CF offering*

●	Invest at least $5,000 and investor will be invited to the annual StartEngine owners’ event.**

TAX CONSEQUENCES FOR RECIPIENT (INCLUDING FEDERAL, STATE, LOCAL AND FOREIGN INCOME TAX CONSEQUENCES) WITH RESPECT TO THE INVESTMENT PURCHASE PACKAGES ARE THE SOLE RESPONSIBILITY OF THE INVESTOR. INVESTORS MUST CONSULT WITH THEIR OWN PERSONAL ACCOUNTANT(S) AND/OR TAX ADVISOR(S) REGARDING THESE MATTERS.

*With respect to participating Regulation CF issuers only. This discount will be valid for one year from when StartEngine accepts and countersigns the subscription agreement, which could take some time after an investor completes the subscription agreement. StartEngine is under no obligation to accept any subscription agreement. So long as the investor holds the requisite number of shares, this discount will be applied when such investor submits an investment commitment for a Regulation CF offering.

**Travel and lodging not included. Investors must hold the requisite number of shares at the time the invitations are sent out.

USE OF PROCEEDS

This section is supplemented to include the following language:

To the extent that any shares are sold for any other consideration than cash, the total amount available for the uses set out herein will be accordingly reduced.

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StartEngine Crowdfunding, Inc.

Supplement filed on January 23, 2018

Attached please find preliminary unaudited 2017 consolidated financial information for StartEngine Crowdfunding Inc. and subsidiaries. The following information includes preliminary data and financial information with respect to our results for 2017. This information has not been audited or reviewed, and when such audit or review takes place, we may need to make adjustments, which may be significant. Additionally, these preliminary results do not include footnotes which are an essential part of any complete financial statement. We are not required to file audited financial information for 2017 until 120 days after the end of our fiscal year.

StartEngine Crowdfunding Inc.

Consolidated Balance Sheet

(Unaudited)

December 31,
2017
ASSETS
Current Assets
Cash	$996,075
Available-for-sale securities	1,566,192
Accounts receivable, net of allowance	257,624
Investment - warrants	154,028
Other current assets	27,885
Total Current Assets	3,001,804

Property and equipment, net	7,005
Intangible assets	20,000
Other assets	20,950
Total Assets	$3,049,759

LIABILITIES & STOCKHOLDERS' EQUITY

Current Liabilities
Accounts payable	$163,627
Accrued liabilities	136,061
Deferred revenue	249,425
Total Current Liabilities	549,113

Stockholders' Equity
Series A preferred stock	5,566,473
Series Seed preferred stock	1,750,000
Common stock	644
Additional paid-in capital	1,544,189
Accumulated other comprehensive loss	(34,131)
Accumulated deficit	(6,326,529)
Total Stockholders' Equity	2,500,646

Total Liabilities & Stockholders' Equity	$3,049,759

The following information includes preliminary data and financial information with respect to our results for 2017. This information has not been audited or reviewed, and when such audit or review takes place, we may need to make adjustments, which may be significant. Additionally, these preliminary results do not include footnotes which are an essential part of any complete financial statement. We are not required to file audited financial information for 2017 until 120 days after the end of our fiscal year.

StartEngine Crowdfunding Inc.

Consolidated Statement of Operations

(Unaudited)

For the Year Ended
December 31,
2017
Revenues	$2,053,737
Cost of revenues	596,479
Gross Profit	1,457,258

Operating Expenses
General and administrative	1,980,203
Sales and marketing	1,049,812
Research and development	314,047
Total Operating Expenses	3,344,062
Operating Loss	(1,886,804)

Other (Income) Expense
Other income	(26,052)
Other expense	96,730

Loss Before Income Taxes	(1,957,482)
Provision for income taxes	8,621
Net Loss	$(1,966,103)

The following information includes preliminary data and financial information with respect to our results for 2017. This information has not been audited or reviewed, and when such audit or review takes place, we may need to make adjustments, which may be significant. Additionally, these preliminary results do not include footnotes which are an essential part of any complete financial statement. We are not required to file audited financial information for 2017 until 120 days after the end of our fiscal year.

StartEngine Crowdfunding Inc.

Consolidated Statement of Cash Flows

(Unaudited)

For the Year Ended
December 31,
2017

Cash Flow From Operating Activities:	$(1,966,103)
Net loss
Adjustments to reconcile net loss to cash flows provided by operating activities:	2,517
Depreciation	92,560
Stock-based compensation	(96,496)
Fair value of warrants received	30,700
Bad debt expense	17,630
Change in fair value of warrant - investments
Changes in operating assets and liabilities:	(190,746)
Accounts receivable	(19,000)
Other assets	145,033
Accounts payable	9,192
Accrued liabilities	249,425
Deferred revenue	(1,725,288)
Net cash used in operating activities

Cash Flow From Investing Activities:	(2,294)
Purchase of property and equipment	1,150,049
Available-for-sale securities	1,147,755
Net cash provided by investing activities

Cash Flow From Financing Activities:	1,515,610
Proceeds from sale of common stock	(91,179)
Offering costs	1,424,431
Net cash provided by financing activities
846,898
Increase in cash and cash equivalents	149,177
Cash and equivalents, beginning of year	$996,075
Cash and equivalents, end of year

The following information includes preliminary data and financial information with respect to our results for 2017. This information has not been audited or reviewed, and when such audit or review takes place, we may need to make adjustments, which may be significant. Additionally, these preliminary results do not include footnotes which are an essential part of any complete financial statement. We are not required to file audited financial information for 2017 until 120 days after the end of our fiscal year.

StartEngine Crowdfunding Inc.

Consolidated Statement of Stockholders’ Equity

(Unaudited)

	Series A Preferred Stock		Series Seed Preferred Stock		Common Stock
	Shares	Amount	Shares	Amount	Shares	Amount	Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total
Balance at December 31, 2016	3,254,261	$5,566,473	3,500,000	$1,750,000	6,414,167	$641	$27,201	$(104,463)	$(4,360,426)	$2,879,426
Sale of common stock					340,334	3	1,515,607			1,515,610
Offering costs							(91,179)			(91,179)
Stock option compensation							92,560			92,560
Net loss									(1,966,103)	(1,966,103)
Other comprehensive income								70,332		70,332
Balance at December 31, 2017	3,254,261	$5,566,473	3,500,000	$1,750,000	6,754,501	$644	$1,544,189	$(34,131)	$(6,326,529)	$2,500,646

The following information includes preliminary data and financial information with respect to our results for 2017. This information has not been audited or reviewed, and when such audit or review takes place, we may need to make adjustments, which may be significant. Additionally, these preliminary results do not include footnotes which are an essential part of any complete financial statement. We are not required to file audited financial information for 2017 until 120 days after the end of our fiscal year.

OFFERING CIRCULAR DATED OCTOBER 13, 2017

STARTENGINE CROWDFUNDING, INC.

925 NORTH LA BREA AVENUE

LOS ANGELES, CALIFORNIA 90038

800-317-2200

UP TO 1,100,000 SHARES OF COMMON STOCK (1)

SEE “SECURITIES BEING OFFERED” AT PAGE 38

	Price to Public	Underwriting discount and commissions (1)	Proceeds to issuer (2)
Per share	$5	$0	$5
Total Maximum	$5,000,000	$0	$5,000,000

(1)	Includes up to 100,000 shares eligible to be issued as bonus shares, see “Plan of Distribution.”
(2)	The company does not currently intend to use commissioned sales agents or underwriters.

(3)	Does not include expenses of the offering; see “Plan of Distribution.”

The company is selling shares of common stock. Investors in this offering will be required to grant a proxy to vote their shares to the company’s Chief Executive Officer; see “Risk Factors” and “Securities being offered – Common Stock – The Proxy.” This means voting control of the company will remain in the hands of the company’s Chief Executive officer and its Chairman. See “Security Ownership of Management.”

The company has engaged Prime Trust, LLC of Nevada as an escrow agent (the “Escrow Agent”) to hold funds tendered by investors. We may hold a series of closings at which we receive the funds from the escrow agent and issue the shares to investors. The offering will terminate at the earlier of: (1) the date at which the maximum offering amount has been sold, (2) October 13, 2018, or (3) the date at which the offering is earlier terminated by StartEngine in our sole discretion. The offering is being conducted on a best-efforts basis without any minimum target. We may undertake one or more closings on a rolling basis. After each closing, funds tendered by investors will be available to us, and since there is no minimum offering amount, we will have access to these funds even if they do not cover the expenses of this offering. After the initial closing of this offering, we expect to hold closings on at least a monthly basis.

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THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OR GIVE ITS APPROVAL OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION

GENERALLY NO SALE MAY BE MADE TO YOU IN THIS OFFERING IF THE AGGREGATE PURCHASE PRICE YOU PAY IS MORE THAN 10% OF THE GREATER OF YOUR ANNUAL INCOME OR NET WORTH. DIFFERENT RULES APPLY TO ACCREDITED INVESTORS AND NON-NATURAL PERSONS. BEFORE MAKING ANY REPRESENTATION THAT YOUR INVESTMENT DOES NOT EXCEED APPLICABLE THRESHOLDS, WE ENCOURAGE YOU TO REVIEW RULE 251(d)(2)(i)(C) OF REGULATION A. FOR GENERAL INFORMATION ON INVESTING, WE ENCOURAGE YOU TO REFER TO www.investor.gov.

This offering is inherently risky. See “Risk Factors” on page 8.

Sales of these securities will commence on  October 13, 2017.

The company is following the “Offering Circular” format of disclosure under Regulation A.

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In this Offering Circular, the term “StartEngine”, “we”, “us”, “our”, or “the company” refers to StartEngine Crowdfunding, Inc. and our subsidiary on a consolidated basis.

THIS OFFERING CIRCULAR MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

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SUMMARY

StartEngine Crowdfunding, Inc. aims to revolutionize how startups and small business raise capital. We provide an online electronic platform that connects small and medium businesses seeking capital with investors. Online investment by large numbers of investors in comparatively small amounts is often called crowdfunding.

Nearly 6 million small businesses are organized in the United States according to the U.S. Census Bureau. Most of these companies are in need of capital and they are having difficulty finding it. Banks are reluctant to lend to small and risky companies. Venture capital funds flow to high growth-potential companies whose founders fit a particular profile in terms of education, age, gender and ethnicity. Founders who do not fit this profile risk their life savings to fund their companies and help them grow.

The JOBS Act, signed by President Obama in 2012, is intended to help solve the funding problems that early-stage and small companies encounter, by giving them access to a completely new source of funds: their friends and families, customers, fans and believers. In turn, those potential investors get the chance to invest in a company, team or idea they believe in, however uncertain eventual success might be.

StartEngine helps companies conduct crowdfunding offerings under the JOBS Act. StartEngine Crowdfunding, Inc. operates under Title IV of the JOBS Act, allowing private companies to advertise the sale of stock to both accredited and non-accredited investors under newly-amended Regulation A of the Securities Act. Our wholly owned subsidiary, StartEngine Capital LLC, operates under Title III of the JOBS Act, which added Regulation Crowdfunding to the funding options for small companies.

We want to empower thousands of companies to raise capital and create a million jobs in the next five years.

We currently facilitate capital-raising under three different exemptions from registration under the Securities Act, all made possible by the JOBS Act:

●	Title II of the JOBS Act led to Rule 506(c) of Regulation D under the Securities Act. Since September 23, 2013, start-ups have been able to broadly solicit potential investors for their offerings, including presenting their offerings on online platforms, such as ours, to sell securities in their company. Investors under this rule are required to be accredited investors, meaning they meet certain income and net worth thresholds.

●	Title III of the JOBS Act allowed for the adoption of Regulation Crowdfunding. Under Regulation Crowdfunding, companies can raise slightly over $1 million a year from accredited and non-accredited investors. Since the regulation went into effect on May 16, 2016, we been facilitating these transactions through our wholly owned subsidiary, StartEngine Capital, which is a funding portal registered with the SEC and a member of the Financial Industry Regulatory Authority (“FINRA”).

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●	Title IV of the JOBS Act required changes to improve Regulation A, the exemption that we are using for this offering. Under the amendments to Regulation A, which went into effect on June 19, 2015, companies can raise up to $50 million a year from accredited and non-accredited investors.

We launched our crowdfunding operations in June 2015, as Regulation A went into effect. Elio Motors’ equity crowdfunding offering, hosted on our site, eventually raised $16,917,576 from 6,345 investors. As of June 7, 2017, we have hosted the Regulation A offerings of ten companies. Regulation Crowdfunding went into effect on May 16, 2016 and as of June 7, 2016 we have acted as intermediary for offerings by 58 companies, raising $7,383,960.

StartEngine was founded by Howard Marks and Ron Miller. Howard Marks is Chief Executive Officer (“CEO”). Howard founded StartEngine with the mission of helping entrepreneurs achieve their dreams. Howard was the founder and CEO of Acclaim Games, a publisher of online games that is now part of The Walt Disney Company. Before Acclaim, Howard was Chairman of Activision Studios from 1991 until 1997. As the former Board Member, and Executive Vice-President of video game giant Activision, he and a partner took control in 1991 and turned the ailing company into the video game industry leader. As a games industry expert, Howard built one of the largest and most successful games studios in the industry selling millions of games. He started StartEngine in 2011, an unrelated entity, as the first startup accelerator in Los Angeles with the goal of helping to make Los Angeles a technology city. After investing in over 60 companies, Howard realized the difficulties entrepreneurs had with raising capital from angel investors and venture capitalists. With the advent of the JOBS Act, Howard realized he could help thousands of entrepreneurs by creating a new company focused on implementing the equity crowdfunding rules. Thus, StartEngine Crowdfunding, Inc. was born in March 2014. Howard is the 2015 "Treasure of Los Angeles" award recipient for his work to transform Los Angeles into a leading technology city, and a member of Mayor Eric Garcetti's technology council.

Ron Miller is the chairman and cofounder of StartEngine. When Howard and Ron initially met in the fall of 2013, they recognized that the JOBS Act represented the greatest advancement for entrepreneurship in a generation. From direct experience as entrepreneurs, they recognized that the key to bringing new technologies and innovations to market required capital that is not readily available. As a serial start-up entrepreneur, Ron immediately went into action to advocate for SEC rulemaking to give life to the JOBS Act, raise the initial capital and built a leadership team to drive the sales and market plan to help StartEngine establish a leadership place in the market.

Prior to StartEngine, Ron founded built and sold five companies through management buyouts, private equity private investors and public markets. He was also nominated as a four-time Inc.500/5000 award recipient and was Ernst & Young entrepreneur of the year award finalist. As Chairman, Miller brings his deep experience as a leader and strategist to the company.

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The Offering

Securities offered (1)	Maximum of 1,100,000 shares of Common Stock

Common Stock outstanding before the offering (2)	6,414,167 shares

Common Stock outstanding after the offering	7,514,167 shares

Use of proceeds	The net proceeds of this offering will be used primarily to cover marketing costs and operating expenses, including salaries to our executive officers. The details of our plans are set forth in our “Use of Proceeds” section.

(1) Includes up to 100,000 shares eligible to be issued as bonus shares, see “Plan of Distribution.”

(2) Does not include shares issuable upon the exercise of options issued under the 2015 Equity Incentive Plan.

Selected Risks Associated with Our Business

Our business is subject to a number of risks and uncertainties, including those highlighted in the section titled “Risk Factors” immediately following this summary. These risks include, but are not limited to, the following:

●	We are an early stage company and have not yet generated any profits;
●	Our financials were prepared on a “going concern” basis;
●	Any valuation at this stage is difficult to assess;
●	We operate in a regulatory environment that is evolving and uncertain;
●	We operate in a highly regulated industry;
●	In the event we are required or decide to register as a broker-dealer, our current business model could be affected;
●	We may be liable for misstatements made by issuers on our funding portal;
●	Our compliance is focused on U.S. laws and we have not analyzed foreign laws regarding the participation of non-U.S. residents;
●	StartEngine’s product offerings are relatively new in an industry that is still quickly evolving;
●	We are reliant on one main type of service;
●	We depend on key personnel and have a difficult time recruiting needed personnel;
●	StartEngine and its providers are vulnerable to hackers and cyber attacks;
●	StartEngine currently relies on one escrow agent and technology service provider;
●	We are dependent on general economic conditions;
●	We face significant market competition;
●	Our revenues and profits are subject to fluctuations;

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●	If the company cannot raise sufficient funds it will not succeed.
●	You will have to assign your voting rights;
●	Voting control is in the hands of a few large stockholders;
●	We are offering a discount on our stock price to certain classes of investors;
●	Future fundraising may affect the rights of investors;
●	Holders of our Preferred Stock are entitled to potentially significant liquidation preferences over holders of our Common Stock if we are liquidated, including upon a sale of our company; and
●	There is no formal marketplace for the resale of our Common Stock.

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RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

We are an early stage company and have not yet generated any profits.

StartEngine was formed in 2014. Accordingly, the company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all the business risks associated with new enterprises. These include likely fluctuations in operating results as the company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. StartEngine has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next three years or generate sufficient revenues to pay dividends to the holders of the shares.

Our financials were prepared on a “going concern” basis.

Our financial statements were prepared on a “going concern” basis. Certain matters, as described below and in Note 1 to the accompanying financial statements indicate there may be substantial doubt about the Company's ability to continue as a going concern. However, based on management's assessment of operations and financing, they determined that the substantial doubt was alleviated. We have not generated profits since inception, and we have had a history of losses. We have sustained losses of $1,085,941, $2,930,568 and $1,186,082 for the six month ended June 30, 2017, and for the years ended December 31, 2016 and 2015, respectively, and have an accumulated deficit of $5,446,367 as of June 30, 2017. Our ability to continue operations is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, which the company has not been able to accomplish to date, and/or to obtain additional capital financing.

Any valuation at this stage is difficult to assess.

The valuation for the offering was established by the company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

We operate in a regulatory environment that is evolving and uncertain.

The regulatory framework for online capital formation or crowdfunding is very new. The regulations that govern our operations have been in existence for a very few years. Further, there are constant discussions among legislators and regulators with respect to changing the regulatory environment. New laws and regulations could be adopted in the United States and abroad. Further, existing laws and regulations may be interpreted in ways that would impact our operations, including how we communicate and work with investors and the companies that use our platforms’ services. For instance over the past year, there have been several attempts to modify the current regulatory regime. Some of those suggested reforms could make it easier for anyone to sell securities (without using our services), or could increase our regulatory burden, including requiring us to register as a broker-dealer before we choose to do so. Any such changes would have a negative impact on our business.

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We operate in a highly regulated industry.

We are subject to extensive regulation and failure to comply with such regulation could have an adverse effect on our business. Further our subsidiary, StartEngine Capital LLC, is registered as a funding portal and regulated entities such as us are often subject to FINRA fines. See "Regulations." In addition, some of the restrictions and rules applicable to our subsidiary could adversely affect and limit some of our business plans.

In the event we are required or decide to register as a broker-dealer, our current business model could be affected.

Under our current structure, we believe we are not required to register as a broker-dealer under federal and state laws. Further, none of our officers or our chairman has previous experience in securities markets or regulations or has passed any related examinations or holds any accreditations. We comply with the rules surrounding funding portals and restrict our activities and services so as to not be deemed a broker-dealer under state and federal regulations, see “Business – Regulations.” However, if we were deemed by a relevant authority to be acting as a broker-dealer, we could be subject to a variety of penalties, including fines and rescission offers. Further, we may decide for business reasons or we may be required to register as a broker-dealer, which would increase our costs, especially our compliance costs. If we are required but decide not to register as a broker-dealer or act in association with a broker-dealer in our transactions, we may not be able to continue to operate under our current business model.

We may be liable for misstatements made by issuers on our funding portal.

Under the Securities Act and the Exchange Act, issuers making offerings through our funding portal may be liable for including untrue statements of material facts or for omitting information that could make the statements made misleading. This liability may also extend in Regulation Crowdfunding offerings to funding portals, such as our subsidiary. There may also be circumstances in which we are liable for making misleading statements in connection with Regulation A and Regulation D offerings. See “Regulation – Regulation Crowdfunding – Liability” and “Regulation – Regulation A and Regulation D – Liability” Even though due diligence defenses may be available; there can be no assurance that if we were sued we would prevail. Further, even if we do succeed, lawsuits are time consuming and expensive, and being a party to such actions may cause us reputational harm that would negatively impact our business.

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Our compliance is focused on U.S. laws and we have not analyzed foreign laws regarding the participation of non-U.S. residents.

Some of the investment opportunities posted on our platform are open to non-U.S. residents. We have not researched all the applicable foreign laws and regulations, and therefore we have not set up our structure to be compliant with all those laws. It is possible that we may be deemed in violation of those laws, which could result in fines or penalties as well as reputational harm. This may limit our ability in the future to assist companies in accessing money from those investors, and compliance with those laws and regulation may limit our business operations and plans for future expansion.

StartEngine’s product offerings are relatively new in an industry that is still quickly evolving.

The principal securities regulations that we work with, Regulation A and Regulation Crowdfunding, have only been in effect in their current form since 2015 and 2016, respectively. StartEngine’s ability to continue to penetrate the market remains uncertain as potential issuer companies may choose to use different platforms or providers (including, in the case of Regulation A, using their own online platform), or determine alternative methods of financing. Investors may decide to invest their money elsewhere. Further, our potential market may not be as large, or our industry may not grow as rapidly, as anticipated. With a smaller market than expected, we may have fewer customers. Success will likely be a factor of investing in the development and implementation of marketing campaigns, subsequent adoption by issuer companies as well as investors, and favorable changes in the regulatory environment.

We are reliant on one main type of service

All of current services are variants on one type of service, providing a platform for online capital formation. Our revenues are therefore dependent upon the market for online capital formation.

We depend on key personnel and face challenges recruiting needed personnel.

Our future success depends on the efforts of a small number of key personnel, including our founder and Chief Executive Officer, Howard Marks, and our compliance, engineering and marketing teams. Our software engineer team and in particular David Zhang, as well as our compliance and marketing teams led by Johanna Cronin, are critical to continually innovate and improve our products while operating in a highly regulated industry. In addition, due to our limited financial resources and the specialized expertise required, we may not be able to recruit the individuals needed for our business needs. There can be no assurance that we will be successful in attracting and retaining the personnel we require to operate and be innovative.

StartEngine and its providers are vulnerable to hackers and cyber attacks.

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on the StartEngine platform or in its computer systems could reduce the attractiveness of the StartEngine platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology as well as act as our escrow agent. Any disruptions of services or cyber attacks either on our technology provider or on StartEngine could harm our reputation and materially negatively impact our financial condition and business.

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StartEngine currently relies on one escrow agent and technology service provider.

We currently rely on FundAmerica to serve as our technology provider and escrow agent and all escrow accounts are held at PrimeTrust, a company affiliated with FundAmerica. Any change in this relationship will require us to find another technology service provide, escrow agent and escrow bank. This may cause us delays as well as additional costs in transitioning our technology.

We are dependent on general economic conditions.

Our business model is dependent on investors investing in the companies presented on our platforms. Investment dollars are disposable income. Our business model is thus dependent on national and international economic conditions. Adverse national and international economic conditions may reduce the future availability of investment dollars, which would negatively impact our revenues and possibly our ability to continue operations. It is not possible to accurately predict the potential adverse impacts on the company, if any, of current economic conditions on its financial condition, operating results and cash flow.

We face significant market competition.

We facilitate online capital formation. Though this is a new market, we compete against a variety of entrants in the market as well likely new entrants into the market. Some of these follow a regulatory model that is different from ours and might provide them competitive advantages. New entrants could include those that may already have a foothold in the securities industry, including some established broker-dealers. Further, online capital formation is not the only way to address helping start-ups raise capital, and the company has to compete with a number of other approaches, including traditional venture capital investments, loans and other traditional methods of raising funds and companies conducting crowdfunding raises on their own websites. Additionally, some competitors and future competitors may be better capitalized than us, which would give them a significant advantage in marketing and operations.

Our revenues and profits are subject to fluctuations.

It is difficult to accurately forecast our revenues and operating results, and these could fluctuate in the future due to a number of factors. These factors may include adverse changes in: number of investors and amount of investors’ dollars, the success of world securities markets, general economic conditions, our ability to market our platform to companies and investors, headcount and other operating costs, and general industry and regulatory conditions and requirements. The company's operating results may fluctuate from year to year due to the factors listed above and others not listed. At times, these fluctuations may be significant and could impact our ability to operate our business.

If the company cannot raise sufficient funds it will not succeed. StartEngine is offering stock in the amount of up to $5 million in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the company itself or to the broader economy, it may not survive. If the company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in “Use of Proceeds.”

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You will have to assign your voting rights.

As part of this investment, each investor will be required to agree to the terms of the Subscription Agreement included as Exhibit 4 to the Offering Statement of which this Offering Circular is a part. By each investor’s execution of the Subscription Agreement and under the terms thereof, each investor will grant an irrevocable proxy, giving the right to vote your shares to the company’s CEO. That will limit you your ability to vote your shares until the events specified in the proxy, which include the company’s IPO or acquisition by another entity, which may never happen.

Voting control is in the hands of a few large stockholders.

Voting Control is concentrated in the hands of a small number of shareholders. Even if the shares were not subject to the proxy discussed above, you would not be able to influence our policies or any other corporate matter, including the election of directors, changes to our company’s governance documents, expanding the employee option pool, and any merger, consolidation, sale of all or substantially all of our assets, or other major action requiring stockholder approval. Some of the larger stockholders include, or have the right to designate, executive officers and directors of our Board. These few people and entities make all major decisions regarding the company. As a minority shareholder and a signatory to the proxy agreement, you will not have a say in these decisions.

We are offering a discount on our stock price to certain classes of investors.

Certain classes of investors are entitled to bonus shares (effectively a discount) in this offering; see “Plan of Distribution”. These bonus shares may immediately dilute the value of your stock. Therefore, the value of shares of investors who pay the full price in this offering will be diluted by investments made by investors entitled to these bonus shares, who will pay less for the same stake in the company.

Future fundraising may affect the rights of investors. In order to expand, the company is likely to raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the company.

Holders of our Preferred Stock are entitled to potentially significant liquidation preferences over holders of our Common Stock if we are liquidated, including upon a sale of our company.

Holders of our outstanding Preferred Stock have liquidation preferences over holders of Common Stock, including the Common Stock being offered in this offering. This liquidation preference is paid if the amount a holder of Preferred Stock would receive under the liquidation preference in greater than the amount such holder would have received if such holder’s shares of Preferred Stock had been converted to Common Stock immediately prior to the liquidation event. If a liquidation event, including a sale of our company, were to occur that resulted in a distribution of less than approximately $7 million to our stockholders, the holders of our Preferred Stock could be entitled to all proceeds of cash distributions.

There is no current market for our Common Stock.

There is no formal marketplace for the resale of our Common Stock. The shares may be traded over-the-counter to the extent any demand exists. These securities are illiquid and there will not be an official current price for them, as there would be if we were a publicly-traded company with a listing on a stock exchange. Investors should assume that they may not be able to liquidate their investment for some time, or be able to pledge their shares as collateral. Further, investors are required to assign their voting rights as a condition to investing; see “Risk Factors — You will have to assign your voting rights.” This assignment of their voting rights may further limit an investor’s ability to liquidate their investment. Since we have not established a trading forum for the Common Stock, there will be no easy way to know what the Common Stock is “worth” at any time. Even if we seek a listing on the “OTCQX” or the “OTCQB” markets, there may not be frequent trading and therefore no market price for the Common Stock.

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DILUTION

Dilution means a reduction in value, control or earnings of the shares the investor owns.

Immediate dilution

An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their “sweat equity” into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is diluted because all the shares are worth the same amount, and you paid more than earlier investors for your shares.

The following table demonstrates the price that new investors are paying for their shares with the effective cash price paid by existing shareholders. This table assumes that all the shares were purchased at the full price in this offering and does not reflect investments made by investors entitled to a bonus shares (effectively a discount), who will pay less for the same stake in the company. This method gives investors a better picture of what they will pay for their investment compared to the company’s insiders than just including such transactions for the last 12 months, which is what the SEC requires.

	$1,000,000 Raise	$2,500,000 Raise	Maximum Raise

Price per share	$5.00	$5.00	$5.00
Shares issued	200,000	500,000	1,000,000
Capital raised	$1,000,000	$2,500,000	$5,000,000
Less: Offering costs	$(100,000)	$(150,000)	$(200,000)
Net offering proceeds to company	$900,000	$2,350,000	$4,800,000
Net tangible book value pre-financing (12/31/16)	$3,004,889	$3,004,889	$3,004,889
Shares issued and outstanding pre-financing (12/31/16)	13,168,428	13,168,428	13,168,428
Shares issued in financing from company	200,000	500,000	1,000,000
Post-financing shares issued and outstanding	13,368,428	13,668,428	14,168,428
Net tangible book value per share prior to offering	$0.23	$0.23	$0.23
Increase/(decrease) per share attributable to new investors	$0.06	$0.16	$0.32
Net tangible book value per share after offering	$0.29	$0.39	$0.55
Dilution per share to new investors*	$4.71	$4.61	$4.45

*There is no accurate way to predict who will invest or how many bonus shares an investor maybe be entitled to. If we were to assume that 50% of the investors received the maximum number of bonus shares, the dilution per share to new investors would be decreased by approximately $0.23 a share on average, but the dilution experienced by investors not entitled to bonus shares would be greater.

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Future dilution

Another important way of looking at dilution is the dilution that happens due to future actions by the company. The investor’s stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of that company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a “down round,” meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

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●	In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

●	In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

●	In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the “down round”). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a “discount” to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a “price cap” on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a “down round” the holders of the convertible notes will dilute existing equity holders, even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the amount of convertible notes that the company has issued (and may issue in the future), and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it’s important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

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PLAN OF DISTRIBUTION AND SELLING SHAREHOLDERS

Plan of Distribution

StartEngine is offering a maximum of 1,000,000 shares of Common Stock on a “best efforts” basis, up to an additional 100,000 shares may be issued as “bonus shares”.

The minimum investment is $500.

StartEngine is not selling the shares through commissioned sales agents or underwriters. The company will use its existing website, www.startengine.com, to provide information with respect to the offering.

The company is initially offering its securities in all states other than Florida, Nebraska, New York and Washington. The company may choose to make the appropriate filings to become an “issuer-dealer” in these states, or to record company officers as agents, in which case it will start to sell in those states. In the event the company makes arrangements with a broker-dealer to sell into these or other states, it will file a supplement.

The company is offering its securities in all states. In states that require that Regulation A offerings be made through a broker-dealer or registered agents, the company intends to qualify as an issuer-dealer and have its officers qualify as agents, as required.

The company’s Offering Circular will be furnished to prospective investors in this offering via download 24 hours a day, 7 days a week on its startengine.com website.

StartEngine will be offering “bonus shares” (effectively a discount) to certain investors. Certain investors will receive as part of their investment, additional shares for their shares purchased.  Investors, who invest at least $2,000 in this offering, will receive bonus shares based on the following three tiers:

•	5% (or 5 additional shares for each 100 shares purchased) for registered users of our technology platforms
•	8% (or 8 additional shares for each 100 shares purchased) for investors who have previously made an investment using our platforms
•	10% (or 10 additional shares for each 100 shares purchased) for investors who have made three or more investments on our platforms

Registered users and investments made will be based on those that have registered and/or invested and closed on offerings, as relevant, prior to qualification. Investors will receive the discount related to the highest tier available to them. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

Investors’ Tender of Funds

After the Offering Statement has been qualified by the Securities and Exchange Commission, the company will accept tenders of funds to purchase the shares. The company may close on investments on a “rolling” basis (so not all investors will receive their shares on the same date). The funds tendered by potential investors will be held by Prime Trust, LLC, the escrow agent, and will be transferred to the company upon each closing. The escrow agent will not investigate the desirability or advisability of investment in the shares in this Offering nor will it approve, endorse or pass upon the merits of purchasing those shares. There are no conditions that the company must meet in order to hold a closing. A closing will occur each time the company determines to accept funds. Tendered funds will only be returned to investors in the event we decide to terminate the offering, in which case any money tendered by potential investors that is still held in escrow will be promptly returned by the escrow agent upon our instruction. Upon each closing, funds tendered by investors will be made available to the company for our immediate use.

Process of Subscribing

Prospective investors, who submitted non-binding indications of interest during the “test the waters” period, will receive an automated message from us indicating that the offering is open for investment. You will be required to complete a subscription agreement in order to invest. The subscription agreement can only be completed on our website. The subscription agreement includes a representation by the investor to the effect that, if you are not an “accredited investor” as defined under securities law, you are investing an amount that does not exceed the greater of 10% of your annual income or 10% of your net worth (excluding your principal residence). The subscription agreement must be delivered to us and you may either mail or wire funds for the subscribed amount in accordance with the instructions stated in the subscription agreement. The subscription agreements will be reviewed for completeness by FundAmerica LLC.

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The company has agreed to pay FundAmerica LLC, a technology service provider, a license fee of $2.50 per transaction processed. In addition, the company will pay Prime Trust, LLC (i) $250 for escrow account set up fee, (ii) $25 per month for so long as the Offering is being conducted, but in no event longer than two years ($600 in total fees), (iii) for investments over $2000, $2 per domestic investor (individual) and $5 per domestic investor (entity) for anti-money laundering check (up to $60 for international investors (individuals) and $75 for international investors (entities)), (iv) $3.00 per investor (one-time accounting fee upon receipt of funds), (v) a cash management fee of 1% of funds processed (up to a maximum $2,000) and (vi) any applicable fees for fund transfers (ACH $1, check $10, wire $15 or $35 for international). We intend to engage a registered transfer agent to maintain stockholder information on a book-entry basis.

Selling Shareholders

No securities are being sold for the account of shareholders; all net proceeds of this offering will go to the company.

Additional Perks

In addition to the bonus shares discussed above, the company intends to offer the following incentives for participation in the offering:

●	Invest at least $1,000 to receive a 10% discount on investments on StartEngine during the first 24 hours of a Regulation CF offering*

●	Invest at least $5,000 and investor will be invited to the annual StartEngine owners’ event.**

TAX CONSEQUENCES FOR RECIPIENT (INCLUDING FEDERAL, STATE, LOCAL AND FOREIGN INCOME TAX CONSEQUENCES) WITH RESPECT TO THE INVESTMENT PURCHASE PACKAGES ARE THE SOLE RESPONSIBILITY OF THE INVESTOR. INVESTORS MUST CONSULT WITH THEIR OWN PERSONAL ACCOUNTANT(S) AND/OR TAX ADVISOR(S) REGARDING THESE MATTERS.

*With respect to participating Regulation CF issuers only. This discount will be valid for one year from when StartEngine accepts and countersigns the subscription agreement, which could take some time after an investor completes the subscription agreement. StartEngine is under no obligation to accept any subscription agreement. So long as the investor holds the requisite number of shares, this discount will be applied when such investor submits an investment commitment for a Regulation CF offering.

**Travel and lodging not included. Investors must hold the requisite number of shares at the time the invitations are sent out. Investors must hold the requisite number of shares at the time the invitations are sent out.

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USE OF PROCEEDS TO ISSUER

The company estimates that, at a per share price of $5.00, the net proceeds to the issuer from the sale of the 1,000,000 shares in this offering will be approximately $4,800,000, after deducting the estimated offering expenses of approximately $200,000 (including payment to FundAmerica LLC, marketing, legal and accounting professional fees and other expenses).

The table below shows the net proceeds the company would receive from this offering assuming an offering size of $1 million, $2.5 million and $5 million, and the intended use of those proceeds. There is no guarantee that we will be successful in selling any of the Common Stock we are offering.

Amount raised	$1,000,000	$2,500,000	$5,000,000
Offering expenses	$100,000	$150,000	$200,000
Net proceeds to Issuer	$900,000	$2,350,000	$4,800,000
Marketing	$450,000	$1,200,000	$2,400,000
Operations	$200,000	$500,000	$750,000
Product development	$200,000	$500,000	$750,000
Cash reserves	$50,000	$150,000	$900,000

Marketing is our largest expected expenditure. Our marketing will use a lead-generation program designed to reach companies who are likely to want to raise capital and to offer them the ability to register on StartEngine to build crowdfunding offerings. Our marketing costs consist mainly of internal salaries for brand managers, lead generation associates, inside sales people and third party companies specialized in incoming lead conversion through telephone and emails. Also included are advertising costs on several types of media, including television, radio, podcasts and internet services such as Facebook and Google. These costs include engaging vendors such as advertising agencies and consultants.

Product development is our second largest expected expenditure. This mostly includes salaries for the internal software development team. We expect to hire additional software engineers, user experience specialists, user interface specialists and quality assurance engineers. These engineers will assist with improving our existing services as well as developing our planned new services.

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The company reserves the right to change the above use of proceeds if management believes it is in the best interest of the company, particularly in the event that we decide to register as a broker-dealer in the future.

The allocation of the net proceeds of the offering set forth above represents the company’s estimates based upon its current plans, assumptions it has made regarding the industry and general economic conditions and its future revenues (if any) and expenditures.

Investors are cautioned that expenditures may vary substantially from the estimates above. Investors will be relying on the judgment of the company’s management, who will have broad discretion regarding the application of the proceeds from this offering. The amounts and timing of the company’s actual expenditures will depend upon numerous factors, including market conditions, cash generated by the company’s operations (if any), business developments and the rate of the company’s growth. The company may find it necessary or advisable to use portions of the proceeds from this offering for other purposes.

In the event that the company does not raise the entire amount it is seeking, then the company may attempt to raise additional funds through private offerings of its securities or by borrowing funds. The company does not have any committed sources of financing.

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THE COMPANY’S BUSINESS

Overview

The company was incorporated in the State of Delaware as StartEngine Crowdsourcing Inc. on March 19, 2014. Shortly thereafter on April 8, 2014, the company changed its name to StartEngine Crowdfunding, Inc. (“StartEngine Crowdfunding”) on the day it began operations.

StartEngine aims to revolutionize the startup financing model by helping both accredited and non-accredited investors invest in private companies on a public platform. StartEngine Crowdfunding operates under Title IV of the JOBS Act, allowing private companies to advertise the sale of their stock to both accredited and non-accredited investors under Regulation A, and under Title II of the JOBS Act, which permits offerings to accredited investors to be advertised under Rule 506(c) of Regulation D. StartEngine Crowdfunding has a wholly owned subsidiary, StartEngine Capital LLC (“StartEngine Capital”). StartEngine Capital, a funding portal registered with the SEC and a member of the Financial Industry Regulatory Authority (“FINRA”), operates under Title III of the JOBS Act, which introduced Regulation Crowdfunding.

Principal Products and Services

Current Services

Depending on the type of offering being made, we operate as a technology platform connecting issuers and investors and as a Regulation Crowdfunding funding portal. We facilitate the following types of offerings that are exempt from registration under the Securities Act:

●	Regulation A Offerings: Through StartEngine Crowdfunding we host Regulation A Offerings or Large Online Public Offerings (“Large OPOs”) on our platform. These companies are seeking to raise anywhere from $100,000 to $50,000,000 and we provide an array of services, including assisting with due diligence, custodial accounts and coordinating vendors.

●	Regulation Crowdfunding Offerings: Through StartEngine Capital, our funding portal registered with the SEC and FINRA, we host Regulation Crowdfunding or Small Online Public Offerings (“Small OPOs”). These companies are seeking to raise anywhere from $10,000 to $1,070,000, and we also provide an array of services permitted by Regulation Crowdfunding, including assisting with due diligence, custodial accounts and coordinating vendors.

●	Rule 506(c) Offerings: Through StartEngine Crowdfunding, we host offerings under Rule 506(c) of Regulation D or “Select Public Offerings.” Accredited investors are allowed to invest in these offerings and we host these offerings either on a stand-alone basis or concurrently with a Regulation Crowdfunding offering. Under Rule 506(c), companies can use general solicitation to attract investors and there is no limit to the amount of money that can be raised. Therefore, companies engaged in a concurrent Regulation Crowdfunding offering can also raise additional funds from accredited investors providing they comply with the requirements of each exemption.

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Services Under Development

CrowdTrade Platform: We are constantly announcing new products and services. We believe that the most recent and exciting is the CrowdTrade platform, which is currently in development. The goal of the CrowdTrade platform will be to increase liquidity for shares sold in Regulation A and Regulation Crowdfunding offerings, to facilitate the transfer and sale of these shares by creating a listing service that can be utilized by sellers and broker-dealers to allow for secondary trades. Postings with respect to shares sold under Regulation A on the StartEngine platform will be permitted immediately, while holders of shares sold under Regulation Crowdfunding will need to wait one year before posting, in order to comply with the transfer restrictions to participate on the platform. We are in the process of establishing (including discussing the matter with the SEC) the extent to which these services may be provided without the involvement of a broker-dealer, and there can be no assurance that this platform will be functional in the near future.

Ancillary Services: We are in the process of developing an array of ancillary services to assist the companies listing on our platforms. As these are in the development phase, there is no assurance that these services will be developed. These services may include creating investor accounts through a partner bank to facilitate investing on our platforms. Services for these accounts would include the ability for investors to review account balance and transactions, transfer money to and from their accounts, have interest payments in debt offerings directly deposited into their accounts, make investments from their accounts, and interface with the StartEngine and CrowdTrade platforms.

In addition, we are working on creating services to assist our clients after the completion of their campaigns. Some of the services that we intend to develop include tools for the companies to communicate with their investors, assistance with annual reports and on-going compliance, and a variety of marketing tools so that companies can continue to increase their brand awareness and monitor their progress with their investors. Further, we are developing ways to broaden our offerings to clients to assist them in raising funds, including through ICOs (cybercurrencies) and REITs.

Support Services

Our company is focused on our core competencies and therefore we surround ourselves with third party companies who help us accomplish our non-core tasks.

We rely on the following companies for outsourced services:

●	Fund America: Transaction management
●	Amazon AWS: Cloud hosting
●	Google Business: Cloud email and applications

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Market

Regulation A

Amended Regulation A, popularly known as “Regulation A+,” became effective June 19, 2015. The SEC published an analysis after its first 16 months in November 2016, and reported that it qualified approximately 81 offerings seeking up to $1.5 billion. During this period, $190 million had been reported as raised. The SEC’s report came to the conclusion that this is a “potentially viable public offering on-ramp for smaller issuers.” As of the date of this Offering Circular, approximately 215 companies had filed to raise funds under Regulation A and approximately 122 offerings had been qualified.

We believe the market for Regulation A will continue to grow as more companies become aware of the ability to raise capital through crowdfunding platforms. Because it permits a maximum raise of $50 million each twelve months, we believe this rule is well suited for small and midsize businesses. We have seen the demand increase significantly between 2016 and 2017. We expect to continue to increase the number of companies who list their offerings on our platform, although we are likely to encounter competition from other platforms and from companies who seek to raise funds online without using a platform.

Regulation Crowdfunding

Since its launch last year on May 16, 2016, we estimate that as of June 7, 2017, over 131 companies have completed successful offerings, 32 of them on our funding portal, raising over $37 million. According to Crowdfund Capital Advisors, of the 26 platforms registered with FINRA, we were second in terms of the number of offerings. 11 companies have raised the maximum amount permitted under Regulation Crowdfunding, 4 of them on StartEngine’s funding portal. In addition, there are still many companies that have had successful offerings (in that they reached their minimum target) including some with offerings that are still ongoing. According to NextGen Crowdfunding, on June 7, 2017, there are 91 active crowdfunding campaigns, with nearly $5 million in investor commitments, of which around $1.3 million of commitments are to companies hosted on StartEngine.

We believe Regulation Crowdfunding will continue to grow year over year as more startup companies become aware of this funding method and view Regulation Crowdfunding as a viable fundraising option. Regulation Crowdfunding makes it relatively inexpensive to make an offering of securities; legal, compliance and accounting costs can be less than $10,000, and offering costs can be even cheaper for companies who prepare the documentation internally. With a maximum raise of $1,070,000 per year, we believe that this funding method is perfect for early-stage companies.

We are plan to increase awareness of the benefits of Regulation Crowdfunding through a lead generation program that includes advertising on social media, email marketing and through our workshops. We will mainly focus on start-ups; however, our outreach will also include some companies further along in their development. We plan to educate the market through the content we write and publish on our blog as well as being guest authors on other popular blogs.

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Rule 506(c)

According to the SEC, the private placement market, and specifically the Regulation D market was a $1.3 trillion market in 2014. Of that market, 2% of those offerings (approximately $33 billion) were under Rule 506(c) of Regulation D. The vast majority of the sales were through Rule 506(b), which does not allow for general solicitation and allows for some non-accredited investors as well as less stringent requirements for verifying accredited status. That said, only 10% of the offerings under Rule 506(b) included non-accredited investors. Based on this information, we believe there is large potential market for online sales under Rule 506(c).

We believe Rule 506(c) offerings will to continue to grow year over year because it is an inexpensive way to raise capital from accredited investors with a low cost of entry. We estimate it can cost under $10,000 to prepare an offering under Rule 506(c). There is no limitation on the amount raised, which makes this rule attractive to companies who just completed a Regulation Crowdfunding offering or are planning a Regulation A campaign in the near future. This exemption can be used together with Regulation A and Regulation Crowdfunding. For Regulation Crowdfunding offerings, this exemption provides companies an opportunity to extend an offering beyond Regulation Crowdfunding once the maximum $1,070,000 has been reached. For Regulation A offerings, this exemption can be used as a fundraising option prior to the launch of the offering, because of the time it takes to get a Regulation A offering qualified.

CrowdTrade

Both the Regulation A and Regulation Crowdfunding markets are new markets. Collectively, in 18 months (which includes only the first year of operation of Regulation Crowdfunding), these markets accounted for over $200 million in investments. This means that there are over $200 million in securities that could potentially be traded on a secondary market, similar to the market we intend to create on the CrowdTrade platform. We believe that a portion of the owners of securities purchased under Regulation A and Regulation Crowdfunding will be interested in selling their securities to prospective buyers. There is no viable marketplace today for these securityholders to sell their securities unless the company seeks a quotation on an over-the- counter marketplace. Companies who use Tier 1 of Regulation A or Regulation Crowdfunding do not qualify for quotation on the leading over-the-counter marketplace. Further even if a company qualifies for that market, which would include issuers using Tier 2 of Regulation A, the listing requirements are expensive. We believe CrowdTrade has the potential for success because there is currently no marketplace for these securities.

Registered User Base

As of June 7, 2017, we have 87,375 registered users. Of these, 17,114 have made investments on our platform. We are seeing week-over-week growth in registered users and expect to register more users as we add more companies to our platform.

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Comparisons of the different exemptions

Regulations CF, A and Crowdfunding have some commonalities but based on our internal experience, there are some difference in their investment profiles in several different ways, including the number of investors per offering and the amounts invested in the different offerings.

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Competition

With respect to offerings made under Regulation Crowdfunding, we compete with other intermediaries, including brokers and funding portals such as WeFunder, Next Seed, SeedInvest, Republic and MicroVentures.

With respect to offerings under Regulation A, we compete with other platforms, hosting services and broker-dealers. Some of our competitors include: SeedInvest, Hambrecht, CrowdEngine and Wefunder.

With respect to offerings under Rule 506(c), or online offerings made under Regulation D (which includes non-solicited offerings), we compete with platforms such as Crowdfunder, AngelList, EquityNet, SeedInvest, FundersClub and Fundable.

Strategy

Our Mission: To help entrepreneurs fuel the American Dream.

Our Strategy: To create a world-class digital marketplace to connect entrepreneurs directly and provide investment opportunities to accredited and non-accredited investors.

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Our Advantages

We believe that StartEngine is one of the leaders in the global crowdfunding nation. We aim to facilitate financial ignition of innovative companies led by determined, intelligent entrepreneurs who have the energy and talent to start and grow successful companies.

We harness the power and wisdom of “The Crowd” through the internet to release entrepreneurial creativity, thereby creating jobs, economic efficiency and ultimately economic growth. We believe we not only help entrepreneurs raise capital to start and grow their businesses, but we also help them build armies of committed, long-term brand ambassadors who, as investors, promote their companies to their friends, families and colleagues.

As one of the first movers in the equity crowdfunding industry, we are active in crowdfunding legal and regulatory affairs. Our position allows us to collaborate to establish industry-wide best practices and to improve the quality of listings. We believe our backend operating systems are highly efficient. Each function operates through documented procedures to ensure consistent, quality results. Knowing what it takes to successfully grow a company, we try to keep operating expenses to a minimum.

We believe that StartEngine’s key asset is its team members. We are a group of talented people who have come together to democratize finance and investment in startup and growth companies. The hallmark of the company is talented, respectful, enthusiastic and entrepreneurial people who understand and operate on the principles of dignity and respect.

Our mission is to help entrepreneurs achieve their dreams. Our objective is that by 2025, we will facilitate funding for the startup and growth of 5,000 companies every year.

Research and Development

StartEngine has invested approximately $684,291 in 2016 and $242,264 in 2015 in research and development, product development, and maintenance.

Employees

We currently have 13 full-time employees and 2 part-time employees working out of Los Angeles, California. We also work with a large number of contractors for user-experience design, security controls and testing.

Regulation

Having platforms that host Regulation A, Regulation Crowdfunding and Regulation D offerings, we are required to comply with a variety of state and federal securities laws as well as the requirements of FINRA, a national securities association of which our funding portal subsidiary is a member.

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Regulation Crowdfunding

In order to act as an intermediary under Regulation Crowdfunding, our subsidiary is registered as a funding portal with the SEC and became a member of FINRA. In the future, we may be subject to additional rules issued by other regulators, such as the money-laundering rules proposed by FinCEN.

SEC Requirements

As a funding portal, our subsidiary is prohibited from engaging in certain activities in order not to be regulated as a full-service broker-dealer. These activities are set out in Section 4(a)(6) under the Securities Act and in Regulation Crowdfunding. We have accordingly established internal processes to ensure that our subsidiary as well as its agents and affiliates do not engage in activities that funding portals are not permitted to undertake, including:

●	Providing investment advice or recommendations to investors for securities displayed on our platform;
●	Soliciting purchases, sales or offers to buy securities displayed on our platform;
●	Compensating employees, agents or other persons for solicitation or for the sale of securities displayed or listed on our platform; or
●	Holding, managing, processing or otherwise handling investors’ funds or securities.

In addition, our funding portal has certain affirmative requirements that it is required to comply with to maintain its status. These affirmative obligations include:

●	Providing a communications channel to allow issuers to communicate with investors;
●	Having due diligence and compliance protocols and requirements in place so that it has a “reasonable basis” to believe that
○	its issuers are in compliance with securities laws, have established means to keep accurate records of the securities offered and sold, and that none of their covered persons (e.g., officers, directors and certain beneficial owners) are “bad actors” and therefore disqualified from participating in the offering;
○	its issuers and offerings do not present the potential for fraud or otherwise raise concerns about investor protection; and
○	its investors do not invest more than they are allowed to invest under the limitations set out in Regulation Crowdfunding; and
●	Creating procedures for its investors to notify them of risks regarding investing in securities hosted on its platform and providing them with required investor education and disclosure materials.

We are also required to set up protocols regarding payment procedures and recordkeeping.

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FINRA Rules

As a member of FINRA, our funding portal is subject to their supervisory authority and is required to comply with FINRA’s portal requirements. Some of those rules are also applicable to StartEngine Crowdfunding, Inc., as an entity associated with the portal. These requirements include rules regarding conduct, compliance and codes of procedure. For instance, FINRA’s compliance rules require timely reporting of specified events such as complaints and certain litigation against the portal or its associated persons as well as the provision of the portal’s annual financials prepared on a U.S. GAAP basis. In addition, under the conduct rules, the portal is required to conduct its business with high standards of commercial honor and just and equitable principles of trade, is limited to certain types of communications with investors and issuers, and is prohibited from using manipulative, deceptive and other fraudulent devices.

Liability

Under Section 4A(c) of the Securities Act, an issuer, including its officers and directors, may be liable to the purchaser of its securities in a transaction made under Section 4(a)(6) if the issuer makes an untrue statement of a material fact or omits to state a material fact required to be stated or necessary in order to make the statements, in light of the circumstances under which there were made, not misleading; provided, however, that the purchaser does not know of the untruth or omission, and the issuer is unable to prove that it did not know, and in the exercise of reasonable care could not have known, of the untruth or omission.

Though not explicitly stated in the statute, this section may extend liability to funding portals, and the SEC has stated that, depending on the facts and circumstances, portals may be liable for misleading statements made by issuers. However, funding portals would likely have a “reasonable care” due diligence defense. “Reasonable care” would include establishing policies and procedures that are reasonably designed to achieve compliance with the requirements of Regulation Crowdfunding, including conducting a review of the issuer’s offering documents before posting them to the platform to evaluate whether they contain materially false or misleading information. We have designed our internal processes and procedures with a view to establishing this defense, should the need arise.

Further, we may also face liability from existing anti-fraud rules and statutes under the securities laws. For instance, under Section 9(a)(4) of the Exchange Act anyone who "willfully participates" in an offering could be liable for false or misleading statements made to induce a securities transaction.

In addition, FINRA imposes liability for certain conduct including violations of commercial honor and just and equitable principles of trade and acts using manipulative, deceptive and other fraudulent devices.

Regulation A and Regulation D

Broker-Dealer Registration Requirements

With respect to sales under Regulation A and Regulation D, we provide the technology for issuers to identify and interact with potential investors, and do not structure transactions. We are not registered as a broker-dealer and do not engage in certain activities that would constitute “engaging in the business” of being a broker-dealer, including:

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●	Actively soliciting investors and negotiating the terms of an arrangement between companies and investors;
●	Accepting compensation related to the success and size of the transaction or deal;
●	Effecting transactions, including handling of the securities and funds relating a transaction; and
●	Extending credit to investors; and creating the market and help negotiate the price between buyers and sellers.

There has been little regulatory guidance as to the circumstances in which state or federal broker-dealer registration requirements apply to online investment platforms, and such guidance as it exists generally predates the technological developments of the last couple of decades. Despite a long-standing request from organizations such as the American Bar Association to clarify the circumstances in which “finders,” who also connect buyers and sellers of securities, are permitted to perform that function without registering as broker-dealers, the SEC has not provided any guidance. It is possible that any clarification of the matter will result in our having to change our business model or even register as a broker-dealer. See “Risk Factors.”

Liability

Section 12(a)(2) of the Securities Act, which applies to Regulation A, imposes liability for misleading statements not only on the issuers of securities but also on “sellers,” which includes brokers involved in soliciting an offering. We do not act as a broker for Regulation A or Regulation D offerings. Rule 10b-5 under the Exchange Act generally imposes liability on persons who “make” statements; the information presented on our platform is drafted by the issuers themselves. Additional liability may arise from as-yet untested provisions such as Section 9(a)(4) of the Exchange Act, discussed above.

Intellectual Property

We have a trademark for “StartEngine” in the United States. We do not own any patents; however, we have our own proprietary source code that we use in operating our platform.

Litigation

The company is not involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, conduct of its business activities, or otherwise.

THE COMPANY’S PROPERTY

We do not own any significant property. We lease our office space on a month to month basis with a 60-day notice of cancellation.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Operating Results

StartEngine Crowdfunding, Inc. was incorporated on March 19, 2014 in the State of Delaware. The company was originally Incorporated as StartEngine Crowdsourcing, Inc., but changed to the current name on May 8, 2014. The company’s revenue producing activities commenced in 2015 with the effectiveness of the amendments to Regulation A under the Securities Act adopted in response to Title IV of the JOBS Act. Operations expanded in 2016, as Regulation Crowdfunding, adopted in response to Title III of the JOBS Act, went into effect.

For offerings made under Regulation A and Rule 506(c), our revenues are in the form of posting fees, since we are not permitted to collect transaction-based compensation. We generally allow companies to use one of two fee schemes for posting Regulation A and Regulation D offerings — either a per investor payment or a flat monthly fee. Our posting fee per investor is $50 under Regulation A and $250 under Regulation D. Alternatively, under both Regulation A and Regulation D companies can pay a $20,000 monthly posting fee. In Regulation Crowdfunding offerings, as a funding portal we are permitted to charge commissions to the companies that raise funds on our platform. We typically charge 6% under Regulation Crowdfunding offerings. We also generate revenue from services, which include a consulting package called the Full Service Program priced at $4,000 to help companies who raise capital with Regulation Crowdfunding. We additionally charge $1,000 fee for certain amendments we file on behalf of companies raising capital with Regulation Crowdfunding.

First Half 2017 Compared to First Half 2016

Our revenues totaled $770,668 for the six months ended June 30, 2017 and $237,366 for the six months ended June 30, 2016, an increase of 225%. A significant part of the increase was due to the fact that Regulation Crowdfunding went into effect in May 2016. Our revenues in 2016 consisted predominantly of posting fees from Regulation A offerings. Our revenues for the six months ended June 30, 2017 consisted of $274,246 from Regulation A offerings and $431,172 from Regulation Crowdfunding offerings and related services, as well as revenues from other sources, including from our platform agreement with NextGen Crowdfunding (described in “Interest of Management and Others in Certain Transactions”), which was $75,000 during this period, of which $50,000 was deferred as of June 30, 2017.

Cost of revenues for the six months ended June 30, 2017 and the six months ended June 30, 2016 was $233,375 and $258,337, respectively, a decrease of 10%. Our cost of revenues consists mainly of salaries, hosting fees, processing fees, and certain software subscription fees that are required to provide services to our issuers. The decrease in the cost of revenues was due to a minor decrease in payroll allocated to cost of sales totaling approximately $15,000 as our payroll has normalized with more consistent operations now that both Regulation Crowdfunding and Regulation A processes are more established. While the 2017 period had increased costs of approximately $50,000 due to bad debts related to discontinued marketing advances, 2016 had higher costs related travel and other related costs of a similar amount.

As a result, our gross profit for the six months ended June 30, 2017 increased to $537,293 from a gross loss of $20,971 for the six months ended June 30, 2016.

Our operating expenses consist of general and administrative expenses (consisting of salaries, office rent, legal services and accounting services), sales and marketing and research and development. Operating expenses totaled $1,538,880 for the six months ended June 30, 2017 and $1,430,153 for the six months ended June 30, 2016, an increase of 8%. The primary components of this increase were:

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●	An increase in general and administrative costs to $918,336 for the six months ended June 30, 2017 from $771,483 for the six months ended June 30, 2016, a 19% increase, due to additional salaries for management personnel, legal and accounting services.

●	An increase in sales and marketing costs to $370,251 for the six months ended June 30, 2017 from $245,997 for the six months ended June 30, 2016, a 51% increase, due to additional salaries for marketing personnel, advertising and lead generation costs.

These increases were in part offset by a decrease in expenses related to research and development, which was $250,293 for the six months ended June 30, 2017 from $412,673 for the six months ended June 30, 2016, a 39% decrease. During the six months ended June 30, 2016, there were significant engineering fees attributable to the launch of Regulation CF in May of that period.

For the six-month period ended June 30, 2017, we recorded $77,333 in other expenses, net, compared with other expense of $26,909 for the six month period ended June 30, 2016. The primary reason for the increase relates to realized losses on our available for sale securities that are periodically sold to fund operational expenses.

As result of the forgoing, we recorded a net loss of $1,085,941 for the six-month period ended June 30, 2017, compared to a net loss of $1,478,944 for the same period in 2016.

The company had unrealized gains during the six-month period ended June 30, 2017 of $79,602, compared with $70,784 during the same period in 2016. Our total comprehensive loss totaled $1,006,339 for the six-month period ended June 30, 2017, compared to a comprehensive loss of $1,408,160 for the same period in 2016.

2016 Compared to 2015

Our revenues totaled $308,370 in 2016 and $222,139 in 2015, an increase of 39%. A significant part of the increase from 2015 to 2016 was due to the fact that Regulation Crowdfunding went into effect in May 2016. Our revenues in 2015 consisted predominately of posting fees from Regulation A offerings. Our revenues in 2016 consisted of $180,772 from Regulation A offerings and $26,852 from Regulation Crowdfunding offerings as well revenues from other sources, including from our platform agreement with NextGen Crowdfunding.

Cost of revenues for 2016 and 2015 was $543,725 and $149,113, respectively, an increase of 265%. Our cost of revenues consists mainly of salaries, consulting services for technology development, processing fees and software subscription fees. The increase in cost of revenues was due to an increase in salaries of approximately $179,000, primarily related to additional staffing needed to support Regulation Crowdfunding offerings which commenced in 2016 and a full year of Regulation A offerings. In the 2015 year, only Regulation A offerings were allowed under the JOBS Act for approximately half a year. Accordingly, the personnel and overall costs needed to support revenue activities was substantially less in 2015. As a result, we recorded a gross loss in 2016 of $235,355, compared with a gross profit in 2015 of $73,026.

Our operating expenses consist of general and administrative expenses (consisting of salaries, office rent, legal services and accounting services), sales and marketing and research and development. Operating expenses totaled $2,704,474 in 2016 and $1,257,762 in 2015, an increase of 115%. The primary components of this increase were:

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●	An increase in general and administrative costs to $1,478,166 in 2016 from $761,138 in 2015, a 94% increase, due to additional salaries for management personnel, legal and accounting services.
●	An increase in sales and marketing costs to $542,017 in 2016 from $254,360 in 2015, a 113% increase, due to additional salaries for marketing personnel, advertising and lead generation costs.
●	An increase in research and development costs to $684,291 in 2016 from $242,264 in 2015, a 182% increase, due to hiring software engineers as well as user experience, operations and security consultants.

In 2016, we recorded $10,172 in income, net, compared with other income of $431 in 2015. The components of other expense in 2016 were a loss in the amount of $50,082 recorded upon cashless exercise of warrants relating to Elio Motors’ equity crowdfunding offering and other expense of $8,929 from realized losses on sales of mutual funds, offset by interest income in the amount of $359 and other income relating to dividends received from mutual funds in the amount of $68,824.

As a result of the foregoing, we recorded a net loss of $2,930,568 in 2016, compared to a net loss of $1,186,082 in 2015.

The company recorded other comprehensive loss in 2016 of $104,463; this was due to an unrealized loss on mutual funds, which we hold as an available for sale investment. The company did not have other comprehensive loss in 2015.

Our comprehensive loss totaled $3,035,031 in 2016 compared with a comprehensive loss totaling $1,186,082 in 2015.

Liquidity and Capital Resources

We do not currently have any significant loans or available credit facilities. As of June 30, 2017, the company’s current assets were $2,057,398. To date, our activities have been funded from investments from our founders and from our two previous fund raising rounds, the sale of Series Seed Preferred Shares and the Series A Preferred Shares.

We believe we have the cash, available-for-sale securities, other current assets available, and increasing revenues that will be sufficient to fund operations until the Company starts generating positive cash flows from normal operations. Depending on the amount raised in this offering, we may need to raise additional funds, either in other securities offerings or from banks or other lenders. We do not currently have access to any line of credit or other sources of bank funding.

The company currently has no material commitments for capital expenditures. See “Use of Proceeds” for additional information on the company’s proposed future expenditures.

Trend Information

We are operating in a new industry and there is a level of uncertainty about how fast the volume of activity will increase and how future regulatory requirements may change the landscape. For those reasons and because we are still in the infancy of these new regulations, we expect to continue to incur losses until such time that the volume of Regulation A and Regulation Crowdfunding offerings and the investments into those offerings generates sufficient revenues to cover our costs.

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DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Name	Position	Age	Term of Office (if indefinite, give date appointed)	Approximate hours per week (if part- time)/full-time
Executive Officers:
Howard Marks	CEO	55	January 1, 2014, Indefinitely	Full-time
Mary Frances Knight	CCO/Dir. of Administration	31	May 2014 (Director of Admin) and December 2015 (CCO)	Full-time
Johanna Cronin	Dir. of Product, Account Services and Marketing	28	March 2014	Full-time
Directors:
Howard Marks	Director	55	April 17, 2014, Indefinitely
Ronald Miller	Director and Chairman	55	April 17, 2014, Indefinitely
Significant Employees:
David Zhang	Lead Developer	25	August 2016	Full-time

Howard Marks, Co-founder, CEO and Director

Howard Marks is one of our co-founders and has served as our CEO since January 1, 2017 From our founding in March 2014 until December 2016, Howard served as our Executive Chairman. Howard founded StartEngine, an unrelated entity, in November 2011 as a startup accelerator with the mission to help make Los Angeles a top tech entrepreneurial city. In March 2014, Howard and Ron Miller founded StartEngine Crowdfunding as an equity crowdfunding platform. Howard was the founder and CEO of Acclaim Games, a publisher of online games now part of The Walt Disney Company. Before Acclaim, Howard was the Chairman of Activision Studios from 1991 until 1997. As a former Board Member and Executive Vice-President of video-game giant Activision, he and a partner took control in 1991 and turned the ailing company into the $20 billion market cap video game industry leader. As a games industry expert, Howard built one of the largest and most successful games studios in the industry, selling millions of games. Howard is the 2015 "Treasure of Los Angeles" recipient, awarded for his work to transform Los Angeles into a leading technology city. Howard is a member of Mayor Eric Garcetti's technology council. Howard has a Bachelor of Science in Computer Engineering from the University of Michigan. He is bilingual and is a triple national of the United States, United Kingdom, and France.

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Ronald Miller, Co-founder and Executive Chairman

Ron Miller is the executive chairman and cofounder of StartEngine. Ron served as our CEO and a director since our founding in March 2014 until December 2016. On January 1, 2017, Ron became our executive chairman. He is also currently the founder of the Disability Group Inc., and has served as its CEO since 2004. When Howard and Ron initially met in the fall of 2013, they recognized that the JOBS Act represented the greatest advancement for entrepreneurship in a generation. From direct experience as entrepreneurs, they recognized that the key to bringing new technologies and innovations to market required capital that is not readily available. As a serial start-up entrepreneur, Miller immediately went into action to advocate for SEC rulemaking to give life to the JOBS Act, raise the initial capital and built a leadership team to drive the sales and market plan to help StartEngine establish a leadership place in the market.

Prior to StartEngine, Miller founded built and sold five companies through management buyouts private equity private investors and public markets. He was also nominated as a four-time Inc.500/5000 award recipient and was Ernst & Young entrepreneur of the year award finalist. As the executive chairman, Miller brings his deep experience as a leader and strategist to the company.

Johanna Cronin, Director of Marketing, Product, Investor Services, Issuer Services and Marketing

Johanna Cronin is Director of Marketing, Product, Investor Services, Issuer Services and Marketing at StartEngine. She was the first employee and began working for StartEngine in 2014. Prior to that she served as an SEM analyst, managing paid media budgets and purchasing media placements for small businesses, for Dex Media, Inc. from March 2012 until March 2014. Johanna received her Bachelor of Arts from Northwestern University, where she was a psychology major with a Spanish minor.

Mary Frances Knight, Chief Compliance Officer and Director of Administration

Mary Frances Knight is the Chief Compliance Officer at StartEngine. She has served in that position since December 2015. Prior to her promotion, she was Director of Administration, a position she held since May 2014. At that time, she was also Director of Finance and Administration of the Disability Group, a position she held from February 2013 to May 2015. She is a native of St. Louis and a graduate of USC. She is currently studying at the UCLA Anderson School of Management in its Executive Master of Business Administration (EMBA) program.

David Zhang, Lead Engineer

David Zhang engineered the first working version of the StartEngine platform. David has been an integral part of over 12 software applications across multiple startups. He has served as our lead software engineer since August 2016. After graduation and prior to his employment on StartEngine, he was the lead developer at Colab.la, a start-up venture studio, from July 2014 until June 2016. He graduated from Indiana University Bloomington in May 2014 with a BS in computer science before teaching himself web development and infrastructure. David started his career being thrown into "rescue" jobs with hard deadlines and as a result, has developed a great appreciation for getting the work done.

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COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

For the fiscal year ended December 31, 2016 we compensated our four highest-paid directors and executive officers as follows:

Name	Capacities in which compensation was received	Cash compensation ($)	Other compensation ($) (1)(2)	Total compensation ($)
Ronald Miller	CEO	$250,000	$161,692	$411,692
Howard Marks	Executive Chairman	$250,000	$161,692	$411,692
Johanna Cronin	Director of Product, Account Services and Marketing	$95,000	$7,125	$102,125
Mary Frances Knight	CCO/Director of Administration	$95,000	$6,810	$101,810

(1) The other compensation consists of cash bonus. The executives also received medical and health benefits, generally available to all salaried employees.

(2) During the fiscal year ended December 31, 2016, options for 62,500 shares granted to Johanna Cronin under the 2015 Equity Incentive Plan and options for 3,750 shares granted to Mary Frances Knight under the 2015 Equity Incentive Plan vested. On February 7, 2017, Johanna Cronin and Mary Frances Knight were each granted options for 50,000 shares, which one-fourth will vest on January 1, 2018, and the remaining options will vest monthly over the following three years.

For the fiscal year ended December 31, 2016, Howard Marks was compensated in his capacity as a director but not in his capacity as an officer, and we do not pay Ronald Miller in his capacity as a director. In January 2017, Howard Marks became CEO and Ronald Miller became Chairman.

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SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SHAREHOLDERS

The tables below show, as of May 23, 2017, the security ownership of the Company’s directors, executive officers owning 10% or more of the Company’s voting securities and other investors who own 10% or more of the Company’s voting securities.

Title of class	Name and address of beneficial owner (1)	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable		Percent of class (2)
Common Stock	Howard Marks (4)	3,640,000	200,000	(5)	53.6%
					55.0	%(3)
Common Stock	Miller Family Trust 1/2/96 (Ron Miller)	2,580,000	200,000	(5)	40.2 42.0	% %(3)
Common Stock	All executive officers and directors as a group (including Howard Marks and Ron Miller)	6,020,000	400,000 233,833 shares available under stock options	(5) (6)	93.9 94.4	% %(3)
Series Seed Preferred Stock	Howard E. Marks Living Trust U/A Dtd 12/21/2001 (Howard Marks)	200,000			5.7%
Series Seed Preferred Stock	Miller Family Trust 1/2/96 (Ron Miller)	200,000			5.7%
Series Seed Preferred Stock	AC Ventures, LLC 370 Convention Way, Redwood City, CA, 94063	400,000			11.4%
Series A Preferred Stock	SE Agoura Investment LLC 333 South Grand Avenue Suite 1470 Los Angeles, CA 90071 (7)	3,201,024			98.4%

(1)	The address for all the executive officers and directors is c/o StartEngine Crowdfunding, Inc., 925 North La Brea Avenue, Los Angeles, California 90038.
(2)	Based on 6,414,167 shares of Common Stock, 3,500,000 shares of Series Seed Preferred Stock and 3,254,261 shares of Series A Preferred Stock outstanding prior to this Offering.
(3)	This calculation is the amount the person owns now, plus the amount that person is entitled to acquire. That amount is then shown as a percentage of the outstanding amount of securities in that class if no other person exercised their rights to acquire those securities. The result is a calculation of the maximum amount that person could ever own based on their current and acquirable ownership, which is why the amounts in this column may not add up to 100% for each class.

(4)	These share are held by Howard E. Marks Living Trust U/A Dtd 12/21/2001 (Howard Marks) and Marks Irrevocable Trust (Howard Marks).
(5)	Shares available through conversion of Preferred Stock.
(6)	The options were granted under the 2015 Equity Incentive Plan.
(7)	SE Agoura Investment LLC is beneficially owned by Aubrey Chernick.

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INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

In March 2016, the company entered into a three-year Platform Network Collaboration and Data Licensing Agreement (the “Platform Agreement”) with NextGen Crowdfunding, LLC, an entity affiliated with one of our significant preferred stockholders, SE Agoura Investment LLC, which is beneficially owned by Aubrey Chernick. The Platform Agreement calls for the company and the outside entity to collaborate and for the Company to provide data and certain information to the entity for tracking crowdfunding statistics. In consideration, the company is to receive $75,000 per annum, with the first $75,000 being subject to certain milestones being met as defined by the Platform Agreement. The company received $25,000 upon execution of the Platform Agreement and the remaining $50,000 was earned and received in 2017.

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SECURITIES BEING OFFERED

General

StartEngine is offering Common Stock to investors in this offering. Investors in this offering will be required to sign an irrevocable proxy, which will restrict their ability to vote. The proxy will remain in effect until the company’s sale of its Common Stock in a firm commitment underwritten public offering pursuant to a registration statement under the Securities Act.

The following description summarizes important terms of our capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of the Certificate of Amendment, the Second Amended and Restated Certificate of Incorporation and the Bylaws, copies of which have been filed as Exhibits to the Offering Statement of which this Offering Circular is a part. For a complete description of StartEngine’s capital stock, you should refer to our Second Amended and Restated Certificate of Incorporation and our Bylaws, and applicable provisions of the Delaware General Corporation Law.

StartEngine’s authorized capital stock consists of 25,000,000 shares of Common Stock, $0.0001 par value per share, and 7,000,000 shares of Preferred Stock, $0.0001 par value per share, of which 3,500,000 shares are designated as Series Seed Preferred Stock, and 3,500,000 shares are designated as Series A Preferred Stock.

As of June 30, 2017, the outstanding shares of StartEngine included: 6,414,167 shares of Common Stock, 3,500,000 shares of Series Seed Preferred Stock, and 3,254,261 shares of Series A Preferred Stock.

Common Stock

Dividend Rights

Holders of Common Stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds, unless a dividend is paid with respect to all outstanding shares of Preferred Stock in an amount equal or greater than the amount those holders would receive on an as-converted basis to Common Stock. We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights

Each holder of Common Stock is entitled to one vote for each share on all matters submitted to a vote of the shareholders, including the election of directors, but excluding matters that relate solely to the terms of a series of Preferred Stock. The investors in this Offering will be required to grant a proxy to the company’s CEO, described in greater detail below under “Proxy.”

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The Proxy

Holders of Common Stock who purchase their shares in this Offering will grant the company a proxy in Section 5 of the Subscription Agreement and agree to allow the company’s CEO to vote their shares on all matters submitted to a vote of the shareholders, including the election of directors. The proxy will be irrevocable and will remain in effect until the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Right to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, after the payment of all of our debts and other liabilities and the satisfaction of the liquidation preferences granted to the holders of Preferred Stock, the holders of Common Stock and the holders of Preferred Stock (calculated on an as-converted to Common Stock basis) will be entitled to share ratably in the net assets legally available for distribution to shareholders.

Additional Rights and Preferences

Holders of Common Stock have no preemptive, conversion, anti-dilution or other rights, and there are no redemptive or sinking fund provisions applicable to Common Stock.

Preferred Stock

We have authorized the issuance of two series of Preferred Stock, designated Series Seed Preferred Stock and Series A Preferred Stock. The Series Seed Preferred Stock and Series A Preferred Stock enjoy substantially similar rights, preferences, and privileges.

Dividend Rights

Holders of Preferred Stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds. Such dividends are non-cumulative and no right shall accrue to holders of Preferred Stock for undeclared dividends. Unpaid and undeclared dividends shall not bear or accrue interest. Holders of Preferred Stock are entitled to at least their share proportionally (calculated on an as-converted to Common Stock basis) in any dividends paid to the holders of Common Stock. We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends after this offering or in the foreseeable future.

39

Voting Rights

Each holder of Preferred Stock is entitled to one vote for each share of Common Stock issuable upon conversion of the Preferred Stock at the then-effective conversion rate. Fractional votes are not permitted and if the conversion results in a fractional share, it will be rounded to the closest whole number. Holders of Preferred Stock are entitled to vote on all matters submitted to a vote of the shareholders, including the election of directors, as a single class with the holders of Common Stock. Specific matters submitted to a vote of the shareholders require the approval of a majority of the holders of Preferred Stock voting as if their shares had been converted into Common Stock. These matters include any vote to:

●	enter into a transaction or series of related transactions involving a merger or consolidation, or sale, conveyance or disposal of all or substantially of the assets, unless the majority of the voting power in the surviving entity is substantially similar to that before the transaction with substantially the same rights, preferences, privileges and restrictions;
●	modify the rights preferences, privileges and restrictions so as to adversely affect the Preferred Stock;
●	increase the total number of authorized shares of Preferred Stock;
●	authorize or issue, or obligate to issue, any other equity security having a preferences over, or on a parity with the Preferred Stock with respect to dividends, liquidation, redemption or voting;
●	redeem, purchase or otherwise acquire any shares of Common Stock or Preferred Stock except as indicated, including the repurchase of shares from employees, directors and officers, and existing contractual rights;
●	declare or pay any dividend on the Common Stock, other than a dividend payable solely in Shares of Common Stock; and
●	amend the Certificate of Incorporation or Bylaws.

Right to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of Series A Preferred Stock are entitled to liquidation preference superior Series Seed Preferred Stock. And, collectively holders of Preferred Stock are entitled to a liquidation preference superior to holders of Common Stock. Liquidation distributions will be first paid to holders of Series A Preferred Stock, who will receive an amount for each share equal to $1.7182 per share of Series A Preferred Stock, adjusted for any stock splits, reverse stock splits, stock dividends, and similar recapitalization events (each a “Recapitalization Event”), plus all declared and unpaid dividends. The distributions will then go to holders of Series Seed Preferred Stock, who will receive an amount for each share equal to $0.50 per share of Series A Preferred Stock, adjusted for any Recapitalization Event, plus all declared and unpaid dividends. Finally, distributions will be payable ratably to holders of Common Stock and Preferred Stock on an as-converted basis. If, upon such liquidation, dissolution or winding up, the assets and funds that are distributable to the holders of Series A Preferred Stock and Series Seed Preferred Stock are insufficient to permit the payment to such holders of the full amount of their respective liquidation preference, then all of such assets and funds will be distributed ratably first among the holders of the Series A Preferred Stock in proportion to the full preferential amounts to which they would otherwise be entitled to receive, and then any remaining amounts to Series Seed Preferred Stock in proportion to the full preferential amounts which they would otherwise be entitled to receive.

40

Conversion Rights

Preferred Stock is convertible into Common Stock voluntarily and automatically. Each share of Preferred Stock is convertible at the option of the holder of the share at any time prior to the closing of a liquidation event. Each share of Preferred Stock is currently convertible into one share of Common Stock, but such conversion rate may be adjusted pursuant to the anti-dilution rights of the Preferred Stock set forth in Section 3(d) of the Second Amended and Restated Certificate of Incorporation.

Additionally, each share of the Series A Preferred Stock will automatically convert into Common Stock (i) immediately prior to the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 where the per share offering price is at least $8.59 (as adjusted for Recapitalization Events) and our aggregate proceeds are greater than or equal to $15,000,000 or (ii) by a vote by a majority of holders of Preferred Stocks. Preferred Stock converts into the same number of shares of Common Stock regardless of whether converted automatically or voluntarily.

Drag Along Rights

Holders of Preferred Stock are subject to a drag-along provision as set forth in the Amended and Restated Investors’ Rights Agreement, pursuant to which each holder of Preferred Stock agrees that, in the event that the Company’s Board, the holders of a majority of the Company’s voting stock vote, and the holders of a majority of Common Stock issued or issuable upon conversion of Preferred Shares vote in favor of a sale of the company, then such holder of Preferred Stock and Howard E. Marks Living Trust U/A Dated 12/21/2001 (Howard Marks), Marks Irrevocable Trust (Howard Marks), and Miller Family Trust 1/2/96 (Ron Miller) (each a “Key Holder”) will vote in favor of the transaction if such vote is solicited, refrain from exercising dissenters’ rights with respect to such sale of the Company, and deliver any documentation or take other actions reasonably required.

Participation and Tag Along Rights

Under the Amended and Restated Investors’ Rights Agreement, holders of at least 100,000 shares of Preferred Stock (as adjusted for recapitalization events) at the time of the event are entitled to a right of first refusal if we propose to issue new shares of capital stock (subject to certain exceptions). Holders of Common Stock and holders of fewer than 100,000 shares of Preferred Stock do not enjoy such rights. All holders of Preferred Stock are entitled to tag along rights if any Key Holder proposes to sell any of their respective holdings.

41

STARTENGINE CROWDFUNDING, INC.

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

December 31, 2016 and 2015

Together with Independent Auditors’ Report

F-1

StartEngine Crowdfunding, Inc.

F-2

INDEPENDENT AUDITORS’ REPORT

To Board of Directors and Stockholders

StartEngine Crowdfunding, Inc.

Report on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of StartEngine Crowdfunding, Inc. and subsidiary (collectively the “Company”) which comprise the consolidated balance sheets as of December 31, 2016 and 2015, and the related consolidated statements of operations and comprehensive loss, stockholders’ equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of StartEngine Crowdfunding, Inc. and subsidiary as of December 31, 2016 and 2015, and the results of their operations and comprehensive loss and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ dbbmckennon

Newport Beach, CA

May 24, 2017

F-3

STARTENGINE CROWDFUNDING, INC.

CONSOLIDATED BALANCE SHEETS

	December 31,
	2016	2015
Assets
Current assets:
Cash	$149,177	$5,887,712
Available-for-sale securities	2,645,909	-
Accounts receivable, net of allowance	97,578	2,000
Investment - warrants	75,162	90,559
Total current assets	2,967,826	5,980,271

Property and equipment, net	7,228	-
Intangible assets	20,000	20,000
Other assets	29,835	18,944
Total assets	$3,024,889	$6,019,215

Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable	$18,594	$65,971
Accrued liabilities	126,869	115,423
Total current liabilities	145,463	181,394

Total liabilities	145,463	181,394

Commitments and contingencies (Note 5)	-	-

Stockholders' equity:
Series A Preferred Stock, par value $0.00001, 3,500,000 shares authorized, 3,254,261 and 3,215,574 issued and outstanding at December 31, 2016 and 2015, respectively	5,566,473	5,500,000
Series Seed Preferred Stock, par value $0.00001, 3,500,000 authorized, issued, and outstanding	1,750,000	1,750,000
Common stock, par value $0.00001, 25,000,000 shares authorized, 6,414,167 and 7,274,167 shares issued and outstanding at December 31, 2016 and 2015, respectively	641	727
Additional paid-in capital	27,201	16,952
Accumulated other comprehensive income	(104,463)	-
Accumulated deficit	(4,360,426)	(1,429,858)
Total stockholders' equity	2,879,426	5,837,821
Total liabilities and stockholders' equity	$3,024,889	$6,019,215

See accompanying notes to financial statements

F-4

STARTENGINE CROWDFUNDING, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Year Ended December 31,
	2016	2015

Revenues	$308,370	$222,139

Cost of revenues	543,725	149,113

Gross profit (loss)	(235,355)	73,026

Operating expenses:
General and administrative	1,478,166	761,138
Sales and marketing	542,017	254,360
Research and development	684,291	242,264
Total operating expenses	2,704,474	1,257,762

Operating loss	(2,939,829)	(1,184,736)

Other (income) expense:
Interest income	(359)	(431)
Other expense	8,929	-
Other income	(68,824)	-
Realized loss on warrant exercise	50,082	-
Total other (income) expense	(10,172)	(431)

Loss before provision for income taxes	(2,929,657)	(1,184,305)

Provision for income taxes	911	1,777

Net loss	$(2,930,568)	$(1,186,082)

Other comprehensive loss:
Unrealized loss on available-for-sale investments	(104,463)	-
Total other comprehensive loss	$(104,463)	$-

Comprehensive loss	$(3,035,031)	$(1,186,082)

Weighted average earnings per share - basic and diluted	$(0.41)	$(0.15)
Weighted average shares outstanding - basic and diluted	$7,135,153	$7,757,169

See accompanying notes to financial statements

F-5

STARTENGINE CROWDFUNDING, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Series A Preferred Stock		Series Seed Preferred Stock		Common Stock		Additional Paid-	Accumulated Other Comprehensive	Accumulated	Total Stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount	in Capital	Income	Deficit	Equity
December 31, 2014	-	$-	3,100,000	$1,550,000	9,000,000	$900	$-	$-	$(243,776)	$1,307,124
Sale of Series Seed Preferred Stock	-	-	400,000	200,000	-	-	-	-	-	200,000
Restricted common stock repurchased	-	-	-	-	(1,725,833)	(173)	-	-	-	(173)
Sale of Series A Preferred Stock	3,215,574	5,500,000	-	-	-	-	-	-	-	5,500,000
Stock option compensation	-	-	-	-	-	-	16,952	-	-	16,952
Net income	-	-	-	-	-	-	-	-	(1,186,082)	(1,186,082)
December 31, 2015	3,215,574	5,500,000	3,500,000	1,750,000	7,274,167	727	16,952	-	(1,429,858)	5,837,821
Sale of Series A Preferred Stock	38,687	66,473	-	-	-	-	-	-	-	66,473
Restricted common stock repurchased	-	-	-	-	(860,000)	(86)	-	-	-	(86)
Stock option compensation	-	-	-	-	-	-	10,249	-	-	10,249
Net loss	-	-	-	-	-	-	-	-	(2,930,568)	(2,930,568)
Other comprehensive loss	-	-	-	-	-	-	-	(104,463)	-	(104,463)
December 31, 2016	3,254,261	$5,566,473	3,500,000	$1,750,000	6,414,167	$641	$27,201	$(104,463)	$(4,360,426)	$2,879,426

See accompanying notes to financial statements

F-6

STARTENGINE CROWDFUNDING, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2016	2015

Cash flows from operating activities:
Net loss	$(2,930,568)	$(1,186,082)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	876	-
Bad debt expense	60,006	17,000
Fair value of warrants received	(75,162)	(90,559)
Realized loss on cashless warrant exercise	50,082	-
Stock-based compensation	10,249	16,952
Changes in operating assets and liabilities:
Accounts receivable	(155,584)	(19,000)
Accounts payable	(47,377)	57,341
Accrued liabilities	11,446	110,027
Net cash used in operating activities	(3,076,032)	(1,094,321)

Cash flows from investing activities:
Purchase of property and equipment	(8,104)	-
Purchase of intangible assets	-	(20,000)
Available-for-sale securities, net	(2,709,895)	-
Deposits and other	(10,891)	(18,944)
Net cash used in investing activities	(2,728,890)	(38,944)

Cash flows from financing activities:
Offering costs	-	(25,000)
Proceeds from sale of Series Seed preferred stock	-	200,000
Proceeds from sale of Series A preferred stock	66,473	5,525,000
Repurchase of restricted common stock	(86)	(173)
Net cash provided by financing activities	66,387	5,699,827

Increase (decrease) in cash and cash equivalents	(5,738,535)	4,566,562
Cash and cash equivalents, beginning of year	5,887,712	1,321,150
Cash and cash equivalents, end of year	$149,177	$5,887,712

Supplemental disclosures of cash flow information:
Cash paid for interest	$-	$-
Cash paid for income taxes	$911	$1,777

Non cash investing and financing activities:
Unrealized loss on available-for-sale securities	$104,463	$-
Fair value of warrants received	$75,162	$90,559

See accompanying notes to financial statements

F-7

STARTENGINE CROWDFUNDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – NATURE OF OPERATIONS

StartEngine Crowdfunding, Inc was formed on March 19, 2014 (“Inception”) in the State of Delaware. The Company was originally Incorporated as StartEngine Crowdsourcing, Inc, but changed to the current name on May 8, 2014   The consolidated financial statements of StartEngine Crowdfunding, Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company’s headquarters are located in Los Angeles, California

StartEngine Crowdfunding, Inc. aims to revolutionize the startup financing model by helping both accredited and non-accredited investors invest in private companies on a public platform. StartEngine Crowdfunding, Inc. operates under Title IV of the Jumpstart our Business Startups Act (“JOBS Act”), allowing private companies to advertise the sale of stock to both accredited and non-accredited investors. StartEngine Crowdfunding Inc. has a wholly owned subsidiary, StartEngine Capital LLC. StartEngine Capital LLC, a funding portal registered with the US Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA), operates under Title III of the JOBS Act. The company’s mission is to empower thousands of companies to raise capital and create significant amounts of jobs over the coming years.

Management Plans

The Company’s revenue producing activities commenced in 2015 with the approved start of Title IV of the JOBS Act which created new rules for Regulation A and increased in 2016 based on the start of Regulation Crowdfunding under Title III of the JOBS Act. Because this is a new industry, there is a level of uncertainty about how fast the volume of activity will increase and how future regulatory requirements may change the landscape. Because there is a level of uncertainty and because we are still at the infancy of these new regulations, the Company is expected to incur losses until such time that the volume of Regulation A and Regulation Crowdfunding campaigns and the investments into those campaigns is sufficient to for revenues derived from those campaigns to cover our costs. These factors indicate substantial doubt about the Company’s ability to continue as a going concern.

During the next twelve, the Company intends to fund its operations through its current working capital, the sale of equity through a Regulation A campaign, and increasing revenues. Based on our current capital and ability to reduce cash burns if needed, as well as the increasing revenues as Regulation A and Regulation Crowdfunding become more widely used, Management believes that any substantial doubt about the company’s ability to continue as a going concern has been alleviated.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of StartEngine Capital, Inc. its wholly-owned subsidiary. Significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

F-8

STARTENGINE CROWDFUNDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2- Include other inputs that are directly or indirectly observable in the marketplace.

Level 3- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2016 and 2015. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. The following are level 1, 2 and 3 assets.

Level 1

Investments: Available-for-sale securities are made up of mutual funds and shares of common stock that are valued based on quoted prices in active markets

Level 2

Equity warrant assets (public portfolio): Fair value measurements of equity warrant assets of publicly-traded portfolio companies are valued based on the Black-Scholes option pricing model. The model uses the price of publicly-traded companies (underlying stock price), stated strike prices, warrant expiration dates, the risk-free interest rate and market-observable volatility assumptions based on comparable public company.

Level 3

Equity warrant assets (private portfolio): Fair value measurements of equity warrant assets of private portfolio companies are priced based on a Black-Scholes option pricing model to estimate the asset value by using stated strike prices, warrant expiration dates, risk-free interest rates volatility assumptions based on comparable public companies. Option volatility assumptions used in the modified Black-Scholes model are based on public companies who operate in similar industries as companies in our private company portfolio. For these warrants the fair value of the underlying stock may be estimated based on recent raises or based on information received from the portfolio company.

F-9

STARTENGINE CROWDFUNDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following fair value hierarchy table presents information about our assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2016:

	Level 1	Level 2	Level 3	Total
Cash	$149,177	$-	$-	$149,177
Available-for-sale securities
Mutual funds	2,605,432	-	-	2,605,432
Common stock equities	40,477	-	-	40,477
Investments - Warrants	-	-	75,162	75,162
	$2,795,086	$-	$75,162	$2,870,248

The following fair value hierarchy table presents information about our assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2015:

	Level 1	Level 2	Level 3	Total
Cash	$5,887,712	$-	$-	$5,887,712
Investments - Warrants	-	-	90,559	90,559
	$5,887,712	$-	$90,559	$5,978,271

The following table presents additional information about transfers in and out of Level 3 assets measured at fair value on a recurring basis for 2016 and 2015:

Investments - Warrants
Fair Value at December 31, 2014	$-
Receipt of warrants	90,559
Fair Value at December 31, 2015	90,559
Receipt of warrants	75,162
Exersize of warrants for common stock investment	(90,559)
Fair Value at December 31, 2016	$75,162

The following range of variables were used in valuing Level 3 assets during the years ended December 31:

	2016	2015
Expected life (years)	10	10
Risk-free interest rate	2.4%	2.2%
Expected volatility	75-100%	90%
Annual dividend yield	0%	0%

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

F-10

STARTENGINE CROWDFUNDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Accounts Receivable

Accounts receivable are recorded at the invoiced amount and are non-interest-bearing. The Company maintains an allowance for doubtful accounts to reserve for potential uncollectible receivables. The allowance for doubtful accounts as of December 31, 2016 and 2015 was $32,000 and $0, respectively. Bad debt expense for 2016 and 2015 was $60,006 and $17,000, respectively

Uncollectible Advances and Write-offs

At times, we advance issuers money for marketing expenses related to a Regulation Crowdfunding offering according to our policies. These advances are meant to be paid back out of proceeds of the offering and are non-interest bearing. In the event that an issuer offering is not successful and does not raise funds sufficient to cover the advance, we assess the advance for collectability. These advances are considered for a full or partial charge-off or reserve based on how long the advance is past due and management’s assessment of collectability. These advances and relating reserves are included in net accounts receivable in the accompanying consolidated balance sheet.

Investment Securities

Available-for-Sale Securities

Our available-for-sale securities consist of mutual funds and common stock equities that are tradable in an active market. Unrealized gains and losses on available-for-sale securities, net of applicable taxes, are reported in accumulated other comprehensive income, which is a separate component of the Company’s stockholders' equity, until realized.

We analyze available-for-sale securities for other-than-temporary impairment quarterly or as there is indication that such review is necessary.

We apply the other-than-temporary impairment standards of Accounting Standards Codification (“ASC”) 320, Investments-Debt and Equity Securities.

Non-Marketable and Other Securities

Non-marketable and other securities include investments in non-public equities. Our accounting for investments in non-marketable and other securities depends on several factors, including the level of ownership, power to control and the legal structure of the subsidiary making the investment. As further described below, we base our accounting for such securities on: (i) fair value accounting, (ii) equity method accounting, and (iii) cost method accounting.

Equity Warrant Assets

In connection with negotiated platform fee agreements, we may obtain equity warrant assets giving us the right to acquire stock in companies undergoing Regulation A offerings. We hold these assets for prospective investment gains. We do not use them to hedge any economic risks nor do we use other derivative instruments to hedge economic risks stemming from equity warrant assets.

We account for equity warrant assets in certain private and public (or publicly traded under the provisions of Regulation A) client companies as derivatives when they contain net settlement terms and other qualifying criteria under ASC 815, Derivatives and Hedging. In general, equity warrant assets entitle us to buy a specific number of shares of stock at a specific price within a specific time period. Certain equity warrant assets contain contingent provisions, which adjust the underlying number of shares or purchase price upon the occurrence of certain future events. Our warrant agreements typically contain net share settlement provisions, which permit us to receive at exercise a share count equal to the intrinsic value of the warrant divided by the share price (otherwise known as a “cashless” exercise). These equity warrant assets are recorded at fair value and are classified as a component of Investments - warrants, on our consolidated balance sheet at the time they are obtained.

F-11

STARTENGINE CROWDFUNDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The grant date fair values of equity warrant assets received in connection with services performed are deemed to be revenue and recognized upon receipt.

Any changes in fair value from the grant date fair value of equity warrant assets will be recognized as increases or decreases to investments on our balance sheet and as net gains or losses in other (income) expense, a component of consolidated net income. To date, the changes in fair value of warrants between the time they were obtained and the reporting date are inconsequential.

In the event of an exercise for shares, the basis or value in the securities is reclassified from Investment - warrants to available-for-sale securities or non-marketable securities, as described below, on the consolidated balance sheet on the latter of the exercise date or corporate action date. The shares in public companies, or companies that trade over-the-counter as allowed by Regulation A, are classified as available-for-sale securities (provided they do not have a significant restriction from sale). Changes in fair value of securities designated as available-for-sale, after applicable taxes, are reported in accumulated other comprehensive income, which is a separate component of stockholders' equity. The shares in private companies without an active trading market are classified as non-marketable securities. Typically, we account for these securities at cost and only record adjustments to the value at the time of exit or liquidation though gains or losses on investments securities, in non-interest income, a component of consolidated net income.

The fair value of the equity warrant assets portfolio is a critical accounting estimate and is reviewed quarterly. We value our equity warrant assets using a Black-Scholes option pricing model, which incorporates the following significant inputs:

•	An underlying asset value, which is estimated based on current information available in valuation reports, including any information regarding subsequent rounds of funding or performance of a company.

•	Stated strike price, which can be adjusted for certain warrants upon the occurrence of subsequent funding rounds or other future events.

•	Price volatility or risk associated with possible changes in the warrant price. The volatility assumption is based on historical price volatility of publicly traded companies within indices or companies similar in nature to the underlying client companies issuing the warrant.

•	The expected remaining life of the warrants in each financial reporting period.

•	The risk-free interest rate is derived from the Treasury yield curve and is calculated based on the risk-free interest rates that correspond closest to the expected remaining life of the warrant on the date of assessment.

Property and Equipment

Property and equipment are stated at cost. The Company’s fixed assets are depreciated using the straight-line method over the estimated useful life of three (3) to five (5) years. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations.

Internal Use Software

We incur software development costs to develop software programs to be used solely to meet our internal needs and cloud-based applications used to deliver our services. In accordance with ASC 350-40, Internal-Use Software, we capitalize development costs related to these software applications once the preliminary project stage is complete and it is probable that the project will be completed, the software will be used to perform the function intended, and the value will be recoverable. Reengineering costs, minor modifications and enhancements that do not significantly improve the overall functionality of the software are expensed as incurred. To date we have not capitalized any costs.

F-12

STARTENGINE CROWDFUNDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Intangible Assets

Intangible assets are amortized over their respective estimated lives, unless the lives are determined to be indefinite and reviewed for impairment whenever events or other changes in circumstances indicate that the carrying amount may not be recoverable. The impairment testing compares carrying values to fair values and, when appropriate, the carrying value of these assets is reduced to fair value. Impairment charges, if any, are recorded in the period in which the impairment is determined.

Impairment of Long-Lived Assets

The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell.

Preferred Stock

ASC 480, Distinguishing Liabilities from Equity, includes standards for how an issuer of equity (including equity shares issued by consolidated entities) classifies and measures on its balance sheet certain financial instruments with characteristics of both liabilities and equity.

Management is required to determine the presentation for the preferred stock as a result of the liquidation and conversion provisions, among other provisions in the agreement. Specifically, management is required to determine whether the embedded conversion feature in the preferred stock is clearly and closely related to the host instrument, and whether the bifurcation of the conversion feature is required and whether the conversion feature should be accounted for as a derivative instrument. If the host instrument and conversion feature are determined to be clearly and closely related (both more akin to equity), derivative liability accounting under ASC 815, Derivatives and Hedging, is not required. Management determined that the host contract of the preferred stock is more akin to equity, and accordingly, derivative liability accounting is not required by the Company.

Costs incurred directly for the issuance of the preferred stock are recorded as a reduction of gross proceeds received by the Company, resulting in a discount to the preferred stock.

Dividends which are required to be paid upon redemption are accrued and recorded within preferred stock and accumulated deficit.

Revenue Recognition

The Company recognizes revenues from platform fees, sponsorship, and related services when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured. Sponsorships that are for greater than one month are deferred and recognized over the sponsorship period. Platform fees can consist of both cash and warrant consideration. Warrant consideration is valued at the time the warrants are earned using the Black-Scholes pricing model and recorded as revenue.

Cost of Revenues

Cost of subscription revenues consists of internal employees, hosting fees, processing fees, and certain software subscription fees that are required to provide services to our issuers.

F-13

STARTENGINE CROWDFUNDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Advertising

The Company expenses the cost of advertising and promotions as incurred.

Research and Development

We incur research and development costs during the process of researching and developing our technologies and future offerings. Our research and development costs consist primarily of non-capitalizable engineering fees for both employees and consultants related to our website and future product offerings, email and other tools that are utilized for client related services and outreach. During the years ended December 31, 2016 and 2015, research and development costs were $684,291 and $242,262, respectively.

Stock Based Compensation

The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee’s requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company’s common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty’s performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes (“ASC 740”).  Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions.  A tax benefit from an uncertain position is recognized only if it is “more likely than not” that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States (“U.S.”) and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction.  The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception.  The Company currently is not under examination by any tax authority.

Earnings per Common and Common Equivalent Share

The computation of basic earnings per common share is computed using the weighted average number of common shares outstanding during the year. The computation of diluted earnings per common share is based on the weighted average number of shares outstanding during the year plus common stock equivalents which would arise from the exercise of securities outstanding using the treasury stock method and the average market price per share during the year. Options and convertible preferred stock which are common stock equivalents are not included in the diluted earnings per share calculation for December 31, 2016 and 2015, respectively, since their effect is anti-dilutive.

F-14

STARTENGINE CROWDFUNDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy.  Balances are insured by the Federal Deposit Insurance Corporation up to $250,000.  At times, the Company may maintain balances in excess of the federally insured limits.

At times, the Company may have certain vendors or customers that make up over 10% of the balance at any given time. However, the Company is not dependent on any single or group of vendors or customers, and accordingly, the loss of any such vendors or customers would not have a significant impact on the Company’s operations.

Risks and Uncertainties

The Company’s operations are subject to new laws, regulation and compliance. Significant changes to regulations governing the way the Company derives revenues could impact the company negatively. Technological and advancements and updates as well as maintaining compliance standards are required to maintain the Company’s operations.

Recent Accounting Pronouncements

On May 28, 2014, the United States Financial Accounting Standards Board (the “FASB”) and the International Accounting Standards Board (the “IASB”) issued new, converged guidance on recognizing revenue from contracts with customers. Presently, U.S. GAAP has complex, detailed, and disparate revenue recognition requirements for specific transactions and industries. As a result, different industries use different accounting for economically similar transactions. The objective of the new guidance is to establish principles to report useful information to users of financial statements about the nature, amount, timing, and uncertainty of revenues earned from contracts with customers. The new revenue recognition guidance, codified in FASB Accounting Standards Update (“ASU”) 2017-09, is effective for companies that file with the Securities and Exchange Commission (the “SEC”) for annual and interim periods beginning after December 31, 2017. Early adoption is permitted for reporting periods beginning after December 15, 2016. The Company is currently evaluating the impact of the new revenue recognition standard on the Company’s consolidated financial statements.

In February 2016, the FASB issued a new accounting standard update (ASU 2016-02, Leases (Topic 842)), which will require for all operating leases the recognition of a right-of-use asset and a lease liability, in the balance sheet. The lease cost will be allocated over the lease term on a straight-line basis. This guidance will be effective on January 1, 2019, on a modified retrospective basis, with early adoption permitted. We are currently evaluating the impact of this guidance on our consolidated financial statements.

In March 2016, the FASB issued a new accounting standard update (ASU 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net)), which is intended to improve the operability and understandability of the implementation guidance by clarifying the following: how an entity should identify the unit of accounting for the principal versus agent evaluation; how the control principle applies to transactions, such as arrangements; reframes the indicators to focus on a principal rather than an agent, removes the credit risk and commission indicators and clarifies the relationship between the control principle and the indicators; and revises the existing illustrative examples and adds new illustrative examples. This guidance will be effective January 1, 2018, either on a full retrospective approach or a modified retrospective approach, with early adoption permitted, but not before January 1, 2017. We are currently evaluating the impact of this guidance on our consolidated financial statements.

F-15

STARTENGINE CROWDFUNDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our consolidated financial statements.

NOTE 3 – MARKETABLE SECURITIES AND INVESTMENTS

Available-for-Sale Securities

Available-for-sale securities consisted of the following as of December 31:

	2016	2015
Mutual funds	$2,605,432	$-
Common stock	40,477	-
	$2,645,909	$-

The Company had $104,463 in unrealized losses on mutual funds held, which is included as unrealized loss within other comprehensive loss in the statement of operations and comprehensive loss for the year ended December 31, 2016. There were no such losses in the 2015 year. During the year ended December 31, 2016, the Company had realized losses on mutual funds sold of $8,929. There were no such losses in the 2015 year.

The change in value of the common stock securities held was inconsequential, and accordingly, no gain or loss was recognized for the period held.

Investments – Warrants

Equity warrants, as described in Note 2, are equity warrants received for services provided. The warrants are valued on the date they are earned and included as part of other assets. The change in value of the warrants at issuance and year end during the years ended December 31, 2016 and 2015 was inconsequential.

During 2016, the Company consummated a cashless exercise of 8,754 warrants for which the Company received 3,373 shares of common stock. The warrants were originally valued at $90,559. The value of the common shares received after cashless exercise was $40,477. Accordingly, the Company recognized a loss on exercise of warrants $50,082.

NOTE 4 – PROPERTY AND EQUIPMENT

As of December 31, 2016 and 2015, property and equipment consisted of the following:

	2016	2015
Computer equipment	$4,450	-
Software	3,654	-
Total property and equipment	8,104	-
Accumulated Depreciation	(876)	-
	$7,228	$-

Depreciation expense for the years ended December 31, 2016 and 2015 was $876 and $0, respectively.

F-16

STARTENGINE CROWDFUNDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

The Company maintains offices on a month-to-month lease.

In March 2016, the Company entered into a three-year Platform Network Collaboration and Data Licensing Agreement (the “Platform Agreement”) with an entity owned by one of our significant preferred stock holders. The Platform Agreement calls for the Company and the outside entity to collaborate and for the Company to provide data and certain information to the entity for tracking crowdfunding statistics. In consideration, the Company is to receive $75,000 per annum, with the first $75,000 being subject to certain milestones being met as defined by the Platform Agreement. The Company received $25,000 upon execution of the Platform Agreement and the remaining $50,000 was earned and received in 2017.

NOTE 6 – STOCKHOLDERS’ EQUITY

Preferred Stock

We have authorized the issuance of 7,000,000 shares of our preferred stock with par value of $0.00001. Of these authorized shares 3,500,000 are designated as Series Seed Preferred Stock (“Series Seed”) and 3,5000,000 are designated as Series A Preferred Stock (“Series A”).

Series A Preferred Stock

The Series A have liquidation priority over the Series Seed. The Series Seed has liquidation priority over common stock. In the event of the liquidation, dissolution or winding up of the Corporation the Series A shall be entitled to receive, out of the assets of the Corporation available for distribution to its stockholders’, before any payment is made to the Corporation’s Series Seed or Common stock an amount equal to $1.7182 per share, as adjusted, plus all declared and unpaid dividends thereon to the date fixed for such distribution. If upon such event the assets of the Corporation legally available for distribution are insufficient to permit the payment the full preferential amount, the entire assets available for distribution to stockholders shall be distributed to the holders of the Series A ratably in proportion to the full preferential amounts for which they are entitled. The Series A votes on an as converted basis. The Series A is convertible by the holder at any time after issuance at the conversion price which equates to a one to one basis for common stock. The Series A is automatically convertible into common stock upon the earlier of 1) the vote or written consent of at least a majority of the voting power represented by the then outstanding shares of preferred stock or 2) the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, covert the offer and sale of common stock at an offering price of not less than $8.59 per share, as adjusted, with aggregate gross proceeds to the Corporation of not less than $15,000,000. In addition, the Series A has various anti-dilution provisions which take into account future sales and issuances of common stock and other dilutive instruments.

Series Seed Preferred stock

The Series Seed have liquidation priority over the common stock. In the event of the liquidation, dissolution or winding up of the Corporation the Series Seed shall be entitled to receive, out of the assets of the Corporation available for distribution to its stockholders’, after any payment made to Series A, but before any payment is made to the Corporation's Common stock an amount equal to $0.50 per share, as adjusted, plus all declared and unpaid dividends thereon to the date fixed for such distribution. If upon such event the assets of the Corporation legally available for distribution are insufficient to permit the payment the full preferential amount, the entire assets available for distribution to stockholders shall be distributed to the holders of the Series A first, then ratably in proportion to the full preferential amounts for which they are entitled to the Series Seed. The Series Seed votes on an as converted basis. The Series Seed is convertible by the holder at any time after issuance at the conversion price which equates to on a one to one basis for common stock. The Series Seed is automatically converted into common stock upon the earlier of 1) the vote or written consent of at least a majority of the voting power represented by the then outstanding shares of preferred stock or 2) the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, convert the offer and sale of common stock at an offering price of not less than $8.59 per share, as adjusted, with aggregate gross proceeds to the Corporation of not less than $15,000,000. In addition, the Series Seed has various anti-dilution provisions which take into account future sales and issuances of common stock and other dilutive instruments.

F-17

STARTENGINE CROWDFUNDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Private Placement – Series A

During 2016 and 2015 the Company received a cash investment of $66,473 and $5,500,000 and issued 38,687 and 3,215,574 shares of Series A, respectively, or approximately $1.72 per share. The 2015 amount is net of $25,000 in offering costs incurred.

Private Placement – Series Seed

During 2016 and 2015 the Company received a cash investment of $0 and $200,000 and issued 0 and 400,000 shares of Series Seed, respectively, or approximately $0.50 per share.

Common Stock

We have authorized the issuance of 25,000,000 shares of our common stock with par value of $0.00001.

Upon Inception, the Company issued 9,000,000 shares of restricted stock to its founders which vest over four years. During 2016 and 2015, unvested shares were repurchased from certain founders for $86 and $173 for 860,000 and 1,725,833 shares of common stock, respectively. As of December 31, 2016 1,075,000 shares of stock remained unvested and will vest through 2018.

Stock Options

In 2015, our Board of Directors adopted the StartEngine Crowdfunding, Inc. 2015 Equity Incentive Plan (the “2015 Plan”).  The 2015 Plan provides for the grant of equity awards to employees, and consultants, including stock options, stock purchase rights and restricted stock units to purchase shares of our common stock.  Up to 2,030,000 shares of our common stock may be issued pursuant to awards granted under the 2015 Plan. The 2015 Plan is administered by our Board of Directors, and expires ten years after adoption, unless terminated earlier by the Board.

In 2016 and 2015, the Company granted 100,000 and 250,000 stock options under the 2015 Plan to various employees. The granted options had an exercise price of $0.29 for the 2016 granted options and $0.25 for the 2015 granted options, and expire in ten years. The 2016 granted options vest over four years and the 2015 granted options partially vested upon the grant with the remaining options vesting over approximately three years. The stock options were valued using the Black-Scholes pricing model as indicated below:

	December 31, 2016	December 31, 2015
Expected life (years)	6.25	6.25
Risk-free interest rate	1.0%	1.7%
Expected volatility	50%	50%
Annual dividend yield	0%	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

F-18

STARTENGINE CROWDFUNDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company’s common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

A summary of the Company’s stock options activity and related information is as follows:

	Number of Shares	Weighted Average Exercise Price	Weighted average Remaining Contractual Term
Outstanding at December 31, 2014	-	$-	-
Granted	250,000	0.25	10.0
Exercised	-	-	-
Expired/Cancelled	-	-	-
Outstanding at December 31, 2015	250,000	$0.25	9.5
Granted	100,000	0.29	10.0
Exercised	-	-	-
Expired/Cancelled	-	-	-
Outstanding at December 31, 2016	350,000	$0.26	8.8

Exercisable at December 31, 2015	109,373	$0.25	9.5
Exercisable at December 31, 2016	175,619	$0.25	8.5

Stock option expense for the years ended December 31, 2016 and 2015 was $10,249 and $16,952, respectively. The Company expects to recognize the remaining value of the options through 2020 as follows: 2017 - $12,400, 2018 - $7,600, 2019 – $3,500, 2020 - $2,200.

NOTE 7 – RELATED PARTY TRANSACTIONS

In 2015, the Company purchased certain intellectual property from a related party entity for $20,000. Such has been capitalized as an intangible asset in the accompanying balance sheet.

The Company entered into a Platform Agreement with a related party as described in Note 5.

F-19

STARTENGINE CROWDFUNDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 – INCOME TAXES

The following table presents the current and deferred tax provision for federal and state income taxes for the years ended December 31:

	2016	2015
Current tax provision:
Federal	$-	$-
State	911	1,777
Total	911	1,777

Deferred tax provision:
Federal	(1,440,876)	(485,016)
State	(247,115)	(83,135)
Total	(1,687,991)	(568,151)
Valuation allowance	1,687,991	568,151
Total provision for income taxes	$911	$1,777

Reconciliations of the U.S. federal statutory rate to the actual tax rate are as follows for the period ended December 31:

	2016	2015
Federal tax benefit at statutory rate	34.0%	34.0%
Permanent differences:
State taxes, net of federal benefit	5.7%	5.7%
Meals and entertainment	-0.3%	-0.3%
Stock option compensation	-0.1%	-0.5%
Temporary differences:
Change in valuation allowance	-39.3%	-39.0%
Total provision	-0.0%	-0.1%

The components of our deferred tax assets (liabilities) for federal and state income taxes consisted of the following as of December 31:

	Asset (Liability)
	2016	2015
Current:
Depreciation and amortization	$(848)	$885
Reserves and accruals	94,239	40,265
Noncurrent:
Net operating loss carryforwards	1,658,294	517,042
Valuation allowance	(1,751,685)	(558,192)
Net deferred tax asset	$-	$-

Based on federal tax returns filed, or to be filed, through December 31, 2016, we had available approximately $4,163,222 in U.S. tax net operating loss carryforwards, pursuant to the Tax Reform Act of 1986, which assesses the utilization of a Company’s net operating loss carryforwards resulting from retaining continuity of its business operations and changes within its ownership structure.  Net operating loss carryforwards start to expire 2034 or 20 years for federal income and state tax reporting purposes.

The Company is subject to tax in the United States (“U.S.”) and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction.  The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all period starting in 2014.  The Company currently is not under examination by any tax authority.

F-20

STARTENGINE CROWDFUNDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 – SUBSEQUENT EVENTS

Subsequent to December 31, 2016, the Company has granted 240,000 options to employees which will vest over four years.

The Company has evaluated subsequent events that occurred after December 31, 2016 through May 24, 2017, the issuance date of these consolidated financial statements. There have been no other events or transactions during this time which would have a material effect on these consolidated financial statements.

F-21

STARTENGINE CROWDFUNDING, INC.

CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

F-22

StartEngine Crowdfunding, Inc.

Index to Consolidated Financial Statements

(Unaudited)

F-23

STARTENGINE CROWDFUNDING, INC.

CONSOLIDATED BALANCE SHEETS

(Unaudited)

	June 30,	December 31,
	2017	2016
Assets
Current assets:
Cash	$237,640	$149,177
Available-for-sale securities	1,412,808	2,645,909
Accounts receivable, net of allowance	139,058	97,578
Deferred offering costs	30,000	-
Investment - warrants	154,028	75,162
Other current assets	83,864	-
Total current assets	2,057,398	2,967,826

Property and equipment, net	8,294	7,228
Intangible assets	20,000	20,000
Other assets	32,625	29,835
Total assets	$2,118,317	$3,024,889

Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable	$110,157	$18,594
Accrued liabilities	53,525	126,869
Deferred revenue	70,800	-
Total current liabilities	234,482	145,463

Total liabilities	234,482	145,463

Commitments and contingencies (Note 5)	-	-

Stockholders' equity:
Series A Preferred Stock, par value $0.00001, 3,500,000 shares authorized, 3,254,261 issued and outstanding at June 30, 2017 and December 31, 2016	5,566,473	5,566,473
Series Seed Preferred Stock, par value $0.00001, 3,500,000 authorized, issued, and outstanding, at June 30, 2017 and December 31, 2016	1,750,000	1,750,000
Common stock, par value $0.00001, 25,000,000 shares authorized, 6,414,167 shares issued and outstanding at June 30, 2017 and December 31, 2016.	641	641
Additional paid-in capital	37,949	27,201
Accumulated other comprehensive loss	(24,861)	(104,463)
Accumulated deficit	(5,446,367)	(4,360,426)
Total stockholders' equity	1,883,835	2,879,426
Total liabilities and stockholders' equity	$2,118,317	$3,024,889

The accompanying notes are an integral part of these consolidated financial statements

F-24

STARTENGINE CROWDFUNDING, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Unaudited)

	Six Months Ended June 30,
	2017	2016

Revenues	$770,668	$237,366

Cost of revenues	233,375	258,337

Gross profit (loss)	537,293	(20,971)

Operating expenses:
General and administrative	918,336	771,483
Sales and marketing	370,251	245,997
Research and development	250,293	412,673
Total operating expenses	1,538,880	1,430,153

Operating loss	(1,001,587)	(1,451,124)

Other (income) expense:
Other expense	17,630	-
Other income	(18,310)	(23,173)
Realized loss on cashless warrant exercise	-	50,082
Realized losses on available-for-sale securities	78,013	-
Total other (income) expense	77,333	26,909

Loss before provision for income taxes	(1,078,920)	(1,478,033)

Provision for income taxes	7,021	911

Net loss	$(1,085,941)	$(1,478,944)

Other comprehensive loss:
Unrealized gain on available-for-sale securities	79,602	70,784
Total other comprehensive loss	79,602	70,784

Comprehensive loss	$(1,006,339)	$(1,408,160)

Weighted average earnings per share - basic and diluted	$(0.17)	$(0.20)
Weighted average shares outstanding - basic and diluted	6,414,167	7,274,167

The accompanying notes are an integral part of these consolidated financial statements

F-25

STARTENGINE CROWDFUNDING, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Six Months Ended June 30,
	2017	2016

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(1,085,941)	$(1,478,944)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	1,228	90
Bad debt expense	50,000	28,006
Fair value of warrants received	(96,496)	(75,161)
Change in fair value of warrant - investments	17,630	-
Realized losses on available-for-sale securities	78,013	-
Realized loss on cashless warrant exercise	-	50,082
Stock-based compensation	10,748	4,644
Changes in operating assets and liabilities:
Accounts receivable	(91,480)	(49,256)
Other current assets	(83,864)	(105,364)
Accounts payable	91,563	35,244
Accrued liabilities	(73,344)	(76,518)
Deferred revenue	70,800	350
Net cash used in operating activities	(1,111,143)	(1,666,827)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(2,294)	(5,793)
Available-for-sale securities	1,234,690	(4,022,814)
Deposits and other	(2,790)	18,944
Net cash provided by (used in) investing activities	1,229,606	(4,009,663)

CASH FLOWS FROM FINANCING ACTIVITIES:
Deferred offering costs	(30,000)	-
Proceeds from sale of Series A preferred stock	-	66,473
Net cash provided by (used in) financing activities	(30,000)	66,473

Increase (decrease) in cash and cash equivalents	88,463	(5,610,017)
Cash and cash equivalents, beginning of period	149,177	5,887,712
Cash and cash equivalents, end of period	$237,640	$277,695

Supplemental disclosures of cash flow information:
Cash paid for interest	$-	$-
Cash paid for income taxes	$7,021	$911

Non-cash investing and financing activities:
Unrealized loss on available-for-sale securities	$79,602	$70,784
Fair value of warrants received	$96,496	$75,162

The accompanying notes are an integral part of these consolidated financial statements

F-26

STARTENGINE CROWDFUNDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 1 – NATURE OF OPERATIONS

StartEngine Crowdfunding, Inc. was formed on March 19, 2014 (“Inception”) in the State of Delaware. The Company was originally Incorporated as StartEngine Crowdsourcing, Inc., but changed to the current name on May 8, 2014   The consolidated financial statements of StartEngine Crowdfunding, Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company’s headquarters are located in Los Angeles, California.

The Company aims to revolutionize the startup financing model by helping both accredited and non-accredited investors invest in private companies on a public platform. StartEngine Crowdfunding, Inc. operates under Title IV of the Jumpstart our Business Startups Act (“JOBS Act”), allowing private companies to advertise the sale of stock to both accredited and non-accredited investors. StartEngine Crowdfunding Inc. has a wholly owned subsidiary, StartEngine Capital LLC. StartEngine Capital LLC, a funding portal registered with the US Securities and Exchange Commission (“SEC”) and a member of the Financial Industry Regulatory Authority (“FINRA”), operates under Title III of the JOBS Act. The company’s mission is to empower thousands of companies to raise capital and create significant amounts of jobs over the coming years.

Management Plans

The Company’s revenue producing activities commenced in 2015 with the approved start of Title IV of the JOBS Act which created new rules for Regulation A and increased in 2016 based on the start of Regulation Crowdfunding under Title III of the JOBS Act. Because this is a new industry, there is a level of uncertainty about how fast the volume of activity will increase and how future regulatory requirements may change the landscape. Because there is a level of uncertainty and because we are still at the infancy of these new regulations, the Company is expected to incur losses until such time that the volume of Regulation A and Regulation Crowdfunding campaigns and the investments into those campaigns is sufficient to for revenues derived from those campaigns to cover our costs. These factors indicate substantial doubt about the Company’s ability to continue as a going concern.

During the next twelve months, the Company intends to fund its operations through its current working capital, the sale of equity through a Regulation A campaign, and increasing revenues. Based on our current capital and ability to reduce cash burns if needed, as well as the increasing revenues as Regulation A and Regulation Crowdfunding become more widely used, Management believes that any substantial doubt about the company’s ability to continue as a going concern has been alleviated.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited consolidated financial statements of the Company have been prepared in accordance with U.S. GAAP for interim financial information and in accordance with Rule 8-03 of Regulation S-X per Regulation A requirements. Certain information and disclosures normally included in the annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations. In the opinion of management, all adjustments, consisting of normal recurring adjustments considered necessary for a fair presentation, have been included. These interim consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements of the Company for the years ended December 31, 2016 and 2015. The results of operations for the six months ended June 30, 2017 and 2016 are not necessarily indicative of the results that may be expected for the full year.

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STARTENGINE CROWDFUNDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of StartEngine Capital, Inc. its wholly-owned subsidiary. Significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 -	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 -	Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 -	Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of June 30, 2017 and December 31, 2016. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. The following are level 1, 2 and 3 assets.

Level 1

Investments: Available-for-sale securities are made up of mutual funds and shares of common stock that are valued based on quoted prices in active markets

Level 2

Equity warrant assets (public portfolio): Fair value measurements of equity warrant assets of publicly-traded portfolio companies are valued based on the Black-Scholes option pricing model. The model uses the price of publicly-traded companies (underlying stock price), stated strike prices, warrant expiration dates, the risk-free interest rate and market-observable volatility assumptions based on comparable public company.

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STARTENGINE CROWDFUNDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Level 3

Equity warrant assets (private portfolio): Fair value measurements of equity warrant assets of private portfolio companies are priced based on a Black-Scholes option pricing model to estimate the asset value by using stated strike prices, warrant expiration dates, risk-free interest rates volatility assumptions based on comparable public companies. Option volatility assumptions used in the modified Black-Scholes model are based on public companies who operate in similar industries as companies in our private company portfolio. For these warrants the fair value of the underlying stock may be estimated based on recent raises or based on information received from the portfolio company and or discounts that may be applied to such amounts.

The following fair value hierarchy table presents information about our assets and liabilities that are measured at fair value on a recurring basis as of June 30, 2017:

	Level 1	Level 2	Level 3	Total
Cash	$237,640	$-	$-	$237,640
Available-for-sale securities
Mutual funds	1,391,727	-	-	1,391,727
Common stock equities	21,081	-	-	21,081
Investments - Warrants	-	-	154,028	154,028
	$1,650,448	$-	$154,028	$1,804,476

The following fair value hierarchy table presents information about our assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2016:

	Level 1	Level 2	Level 3	Total
Cash	$149,177	$-	$-	$149,177
Available-for-sale securities
Mutual funds	2,605,432	-	-	2,605,432
Common stock equities	40,477	-	-	40,477
Investments - Warrants	-	-	75,162	75,162
	$2,795,086	$-	$75,162	$2,870,248

The following table presents additional information about transfers in and out of Level 3 assets measured at fair value on a recurring basis for the six months ended June 30, 2017:

Investments - Warrants
Fair Value at December 31, 2016	$75,162
Receipt of warrants	96,496
Change in fair value	(17,630)
Fair Value at June 30, 2017	$154,028

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STARTENGINE CROWDFUNDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

The following range of variables were used in valuing Level 3 assets during the six months ended June 30, 2017 and the year ended December 31, 2016:

	June 30, 2017	December 31, 2016
Expected life (years)	2 - 10	10
Risk-free interest rate	1.3 - 2.8%	2.4%
Expected volatility	27-100%	75-100%
Annual dividend yield	0%	0%

Accounts Receivable

Accounts receivable are recorded at the invoiced amount and are non-interest-bearing. The Company maintains an allowance for doubtful accounts to reserve for potential uncollectible receivables. The allowance for doubtful accounts as of June 30, 2017 and December 31, 2016 was $82,000 and $32,000, respectively. Bad debt expense for the six months ended June 30, 2017 and 2016 was $50,000 and $28,006, respectively.

Investment Securities

Available-for-Sale Securities

Our available-for-sale securities consist of mutual funds and common stock equities that are tradable in an active market. Unrealized gains and losses on available-for-sale securities, net of applicable taxes, are reported in accumulated other comprehensive income, which is a separate component of the Company’s stockholders' equity, until realized.

We analyze available-for-sale securities for other-than-temporary impairment quarterly or as there is indication that such review is necessary.

We apply the other-than-temporary impairment standards of Accounting Standards Codification (“ASC”) 320, Investments-Debt and Equity Securities.

Non-Marketable and Other Securities

Non-marketable and other securities include investments in non-public equities. Our accounting for investments in non-marketable and other securities depends on several factors, including the level of ownership, power to control and the legal structure of the subsidiary making the investment. As further described below, we base our accounting for such securities on: (i) fair value accounting, (ii) equity method accounting, and (iii) cost method accounting.

Equity Warrant Assets

In connection with negotiated platform fee agreements, we may obtain equity warrant assets giving us the right to acquire stock in companies undergoing Regulation A offerings. We hold these assets for prospective investment gains. We do not use them to hedge any economic risks nor do we use other derivative instruments to hedge economic risks stemming from equity warrant assets.

We account for equity warrant assets in certain private and public (or publicly traded under the provisions of Regulation A) client companies as derivatives when they contain net settlement terms and other qualifying criteria under ASC 815, Derivatives and Hedging. In general, equity warrant assets entitle us to buy a specific number of shares of stock at a specific price within a specific time period. Certain equity warrant assets contain contingent provisions, which adjust the underlying number of shares or purchase price upon the occurrence of certain future events. Our warrant agreements typically contain net share settlement provisions, which permit us to receive at exercise a share count equal to the intrinsic value of the warrant divided by the share price (otherwise known as a “cashless” exercise). These equity warrant assets are recorded at fair value and are classified as a component of Investments - warrants, on our consolidated balance sheet at the time they are obtained.

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STARTENGINE CROWDFUNDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

The grant date fair values of equity warrant assets received in connection with services performed are deemed to be revenue and recognized upon receipt.

Any changes in fair value from the grant date fair value of equity warrant assets will be recognized as increases or decreases to investments on our balance sheet and as net gains or losses in other (income) expense, a component of consolidated net income.

In the event of an exercise for shares, the basis or value in the securities is reclassified from Investment - warrants to available-for-sale securities or non-marketable securities, as described below, on the consolidated balance sheet on the latter of the exercise date or corporate action date. The shares in public companies, or companies that trade over-the-counter as allowed by Regulation A, are classified as available-for-sale securities (provided they do not have a significant restriction from sale). Changes in fair value of securities designated as available-for-sale, after applicable taxes, are reported in accumulated other comprehensive income, which is a separate component of stockholders' equity. The shares in private companies without an active trading market are classified as non-marketable securities. We account for these securities at cost and only record adjustments to the value at the time of exit or liquidation though gains or losses on investments securities, in non-interest income, a component of consolidated net income.

The fair value of the equity warrant assets portfolio is a critical accounting estimate and is reviewed quarterly. We value our equity warrant assets using a Black-Scholes option pricing model, which incorporates the following significant inputs:

●	An underlying asset value, which is estimated based on current information available in valuation reports, including any information regarding subsequent rounds of funding or performance of a company.

●	Stated strike price, which can be adjusted for certain warrants upon the occurrence of subsequent funding rounds or other future events.

●	Price volatility or risk associated with possible changes in the warrant price. The volatility assumption is based on historical price volatility of publicly traded companies within indices or companies similar in nature to the underlying client companies issuing the warrant.

●	The expected remaining life of the warrants in each financial reporting period.

●	The risk-free interest rate is derived from the Treasury yield curve and is calculated based on the risk-free interest rates that correspond closest to the expected remaining life of the warrant on the date of assessment.

F-31

STARTENGINE CROWDFUNDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Revenue Recognition

The Company recognizes revenues from platform fees, sponsorship, and related services when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured. Sponsorships that are for greater than one month are deferred and recognized over the sponsorship period. Platform fees can consist of both cash and warrant consideration. Warrant consideration is valued at the time the warrants are earned based on the criteria noted above using the Black-Scholes pricing model and recorded as revenue.

Cost of Revenues

Cost of revenues consists of internal employees, hosting fees, processing fees, and certain software subscription fees that are required to provide services to our issuers.

Research and Development

We incur research and development costs during the process of researching and developing our technologies and future offerings. Our research and development costs consist primarily of non-capitalizable engineering fees for both employees and consultants related to our website and future product offerings, email and other tools that are utilized for client related services and outreach. During the six months ended June 30, 2017 and 2016, research and development costs were $250,293 and $412,673, respectively.

Stock Based Compensation

The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee’s requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company’s common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty’s performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Earnings per Common and Common Equivalent Share

The computation of basic earnings per common share is computed using the weighted average number of common shares outstanding during the year. The computation of diluted earnings per common share is based on the weighted average number of shares outstanding during the year plus common stock equivalents which would arise from the exercise of securities outstanding using the treasury stock method and the average market price per share during the year. Options and convertible preferred stock which are common stock equivalents are not included in the diluted earnings per share calculation for June 30, 2017 and 2016, respectively, since their effect is anti-dilutive.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy.  Balances are insured by the Federal Deposit Insurance Corporation up to $250,000.  At times, the Company may maintain balances in excess of the federally insured limits.

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STARTENGINE CROWDFUNDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

At times, the Company may have certain vendors or customers that make up over 10% of the balance at any given time. However, the Company is not dependent on any single or group of vendors or customers, and accordingly, the loss of any such vendors or customers would not have a significant impact on the Company’s operations.

Risks and Uncertainties

The Company’s operations are subject to new laws, regulation and compliance. Significant changes to regulations governing the way the Company derives revenues could impact the company negatively. Technological and advancements and updates as well as maintaining compliance standards are required to maintain the Company’s operations.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our consolidated financial statements.

NOTE 3 – MARKETABLE SECURITIES AND INVESTMENTS

Available-for-Sale Securities

Available-for-sale securities consisted of the following as of June 30, 2017 and December 31, 2016:

	June 30, 2017	December 31, 2016
Mutual funds	$1,391,727	$2,605,432
Common stock	21,081	40,477
	$1,412,808	$2,645,909

The Company had $79,602 and $70,784 in unrealized gains on mutual funds and common stocks held, which is included as unrealized gain within other comprehensive loss in the statement of operations and comprehensive loss for the six months ended June 30, 2017 and 2016, respectively. During the six months ended June 30, 2017 and 2016, the Company realized losses of $78,013 and $0, respectively on these investments.

Investments – Warrants

Equity warrants, as described in Note 2, are equity warrants received for services provided. The warrants are valued on the date they are earned in accordance with revenue recognition criteria. The change in value for the six months ended June 30, 2017 is included in Note 2. There change in value for the six months ended June 30, 2016 was negligible.

During the six months ended June 30, 2016, the Company consummated a cashless exercise of 8,754 warrants for which the Company received 3,373 shares of common stock. The warrants were originally valued at $90,559. The value of the common shares received after cashless exercise was $40,477. Accordingly, the Company recognized a loss on exercise of warrants $50,082.

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STARTENGINE CROWDFUNDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 4 – PROPERTY AND EQUIPMENT

As of June 30, 2017 and December 31, 2016, property and equipment consisted of the following:

	June 30, 2017	December 31, 2016
Computer equipment	$6,744	$4,450
Software	3,654	3,654
Total property and equipment	10,398	8,104
Accumulated Depreciation	(2,104)	(876)
	$8,294	$7,228

Depreciation expense for the six months ended June 30, 2017 and 2016 was $1,228 and $90, respectively.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

The Company maintains offices on a month-to-month lease.

In March 2016, the Company entered into a three-year Platform Network Collaboration and Data Licensing Agreement (the “Platform Agreement”) with an entity owned by one of our significant preferred stock holders. The Platform Agreement calls for the Company and the outside entity to collaborate and for the Company to provide data and certain information to the entity for tracking crowdfunding statistics. In consideration, the Company is to receive $75,000 per annum, with the first $75,000 being subject to certain milestones being met as defined by the Platform Agreement. During the six months ended June 30, 2017 and 2016, the Company recognizes revenues totaling $25,000 in each period, and deferred revenue of $50,000 and $0, respectively.

NOTE 6 – STOCKHOLDERS’ EQUITY

Preferred Stock

We have authorized the issuance of 7,000,000 shares of our preferred stock with par value of $0.00001. Of these authorized shares 3,500,000 are designated as Series Seed Preferred Stock (“Series Seed”) and 3,5000,000 are designated as Series A Preferred Stock (“Series A”).

Series A Preferred Stock

The Series A have liquidation priority over the Series Seed. The Series Seed has liquidation priority over common stock. In the event of the liquidation, dissolution or winding up of the Corporation the Series A shall be entitled to receive, out of the assets of the Corporation available for distribution to its stockholders’, before any payment is made to the Corporation’s Series Seed or Common stock an amount equal to $1.7182 per share, as adjusted, plus all declared and unpaid dividends thereon to the date fixed for such distribution. If upon such event the assets of the Corporation legally available for distribution are insufficient to permit the payment the full preferential amount, the entire assets available for distribution to stockholders shall be distributed to the holders of the Series A ratably in proportion to the full preferential amounts for which they are entitled. The Series A votes on an as converted basis. The Series A is convertible by the holder at any time after issuance at the conversion price which equates to a one to one basis for common stock. The Series A is automatically convertible into common stock upon the earlier of 1) the vote or written consent of at least a majority of the voting power represented by the then outstanding shares of preferred stock or 2) the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, covert the offer and sale of common stock at an offering price of not less than $8.59 per share, as adjusted, with aggregate gross proceeds to the Corporation of not less than $15,000,000. In addition, the Series A has various anti-dilution provisions which take into account future sales and issuances of common stock and other dilutive instruments.

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STARTENGINE CROWDFUNDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Series Seed Preferred stock

The Series Seed have liquidation priority over the common stock. In the event of the liquidation, dissolution or winding up of the Corporation the Series Seed shall be entitled to receive, out of the assets of the Corporation available for distribution to its stockholders’, after any payment made to Series A, but before any payment is made to the Corporation's Common stock an amount equal to $0.50 per share, as adjusted, plus all declared and unpaid dividends thereon to the date fixed for such distribution. If upon such event the assets of the Corporation legally available for distribution are insufficient to permit the payment the full preferential amount, the entire assets available for distribution to stockholders shall be distributed to the holders of the Series A first, then ratably in proportion to the full preferential amounts for which they are entitled to the Series Seed. The Series Seed votes on an as converted basis. The Series Seed is convertible by the holder at any time after issuance at the conversion price which equates to on a one to one basis for common stock. The Series Seed is automatically converted into common stock upon the earlier of 1) the vote or written consent of at least a majority of the voting power represented by the then outstanding shares of preferred stock or 2) the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, convert the offer and sale of common stock at an offering price of not less than $8.59 per share, as adjusted, with aggregate gross proceeds to the Corporation of not less than $15,000,000. In addition, the Series Seed has various anti-dilution provisions which take into account future sales and issuances of common stock and other dilutive instruments.

Private Placement – Series A

During the six months ended June 30, 2016, the Company received a cash investment of $66,473 and issued 38,687 shares of Series A, respectively, or approximately $1.72 per share.

Common Stock

We have authorized the issuance of 25,000,000 shares of our common stock with par value of $0.00001.

Stock Options

In 2015, our Board of Directors adopted the StartEngine Crowdfunding, Inc. 2015 Equity Incentive Plan (the “2015 Plan”).  The 2015 Plan provides for the grant of equity awards to employees, and consultants, including stock options, stock purchase rights and restricted stock units to purchase shares of our common stock.  Up to 2,030,000 shares of our common stock may be issued pursuant to awards granted under the 2015 Plan. The 2015 Plan is administered by our Board of Directors, and expires ten years after adoption, unless terminated earlier by the Board.

F-35

STARTENGINE CROWDFUNDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

During the six months ended June 30, 2017, the Company granted 240,000 stock options to employees. The Company valued these options under ASC 718 using the Black-Scholes pricing model. The granted options had an exercise price of $0.29, vest over four years and expire in ten years. The stock options were valued using the Black-Scholes pricing model as indicated below:

	June 30, 2017	June 30, 2016
Expected life (years)	6.25	6.25
Risk-free interest rate	1.85%	1.01%
Expected volatility	50%	50%
Annual dividend yield	0%	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company’s common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Stock option expense for the six months ended June 30, 2017 and 2016 was $10,748 and $4,644, respectively, and are included within general and administrative expenses on the Company’s consolidated statements of operations and comprehensive loss.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after June 30, 2017 through August 28, 2017 events or transactions during this time which would have a material effect on these consolidated financial statements.

F-36